Exhibit 99.3

Explanatory Note

Studio City Investments Limited’s Annual Report

for the year ended December 31, 2016

This annual report serves to provide holders of Studio City Company Limited’s US$350,000,000 5.875% senior secured notes due 2019 (the “2019 Studio City Company Notes”) with Studio City Investments Limited’s audited financial statements, on a consolidated basis, in respect of the fiscal year ended December 31, 2016 together with the related information, pursuant to the terms of the indenture, dated November 30, 2016, as supplemented, relating to the 2019 Studio City Company Notes. Each of Studio City Investments Limited and Studio City Company Limited is a 60% owned subsidiary of Melco Resorts & Entertainment Limited (formerly known as Melco Crown Entertainment Limited). Studio City Investments Limited is the parent guarantor of the 2019 Studio City Company Notes.

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Studio City Investments Limited

TABLE OF CONTENTS

For the Year Ended December 31, 2016

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INTRODUCTION

In this annual report, unless otherwise indicated:

•	“2019 Studio City Company Notes Trustee” refers to Deutsche Bank Trust Company Americas;

•	“2021 Studio City Company Notes” refers to the US$850.0 million aggregate principal amount of 7.250% senior notes due 2021 issued by Studio City Company on November 30, 2016;

•	“2021 Studio City Company Notes Trustee” refers to Deutsche Bank Trust Company Americas;

•	“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (equivalent to approximately US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to approximately US$129,000) term loan facility;

•	“Account Bank” means Bank of China Limited, Macau Branch and its successor and assignee named pursuant to any document evidencing the Note Interest Accrual Accounts;

•	“Additional Development” refers to the additional development on the land on which Studio City is located, which is expected to include a hotel and related amenities;

•	“Altira Macau” refers to an integrated casino and hotel development located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“Concessionaire(s)” refers to the holder(s) of a concession for the operation of casino games in Macau;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HIBOR” refers to the Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Intercreditor Agreement” refers to the intercreditor agreement dated December 1, 2016 among Studio City Company, each guarantor of the Studio City Company Notes, the 2019 Studio City Company Notes Trustee, the 2021 Studio City Company Notes Trustee, the lenders and agent for the 2021 Studio City Senior Secured Credit Facility, Industrial and Commercial Bank of China (Macau) Limited or its successors, as the security agent (the “Security Agent”), and DB Trustees (Hong Kong) Limited or its successors, as the intercreditor agent (the “Intercreditor Agent”), among others;

•	“Land Grant” refers to the land concession by way of lease, for a period of 25 years as of October 17, 2001, subject to renewal, for a plot of land situated in Cotai, Macau, described with the Macau Immovable Property Registry under No. 23059 and registered in Studio City Developments’ name under inscription no. 26642 of Book F, titled by Dispatch of the Secretary for Public Works and Transportation no. 100/2001 of October 9, 2001, published in the Macau Official Gazette no. 42 of October 17, 2001 as amended by Dispatch of the Secretary for Public Works and Transportation no. 31/2012 of July 19, 2012, published in the Macau Official Gazette no. 30 of July 25, 2012, and by Dispatch of Secretary for Public Works and Transportation no. 92/2015 of September 10, 2015, published in the Macau Official Gazette no. 38 of September 23, 2015 and including any other amendments from time to time to such land concession;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“Master Services Agreements” refers to the services agreements (including work agreements) and arrangements for non-gaming services entered into on December 21, 2015 between SCI and certain of its subsidiaries, on the one hand, and certain Melco Affiliates, on the other hand, under which SCI and its subsidiaries and Melco Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau;

•	“MCE Cotai” refers to MCE Cotai Investments Limited, a subsidiary of Melco and a shareholder of SCI;

•	“Melco” refers to Melco Resorts & Entertainment Limited (formerly known as Melco Crown Entertainment Limited), a company incorporated in the Cayman Islands with its American depositary shares listed on the NASDAQ Global Select Market, and which, through its subsidiary MCE Cotai, ultimately owns a 60% interest in SCI;

•	“Melco Affiliates” refers to the subsidiaries of Melco other than SCI and its subsidiaries;

•	“Melco Crown Macau” refers to Melco’s subsidiary, Melco Crown (Macau) Limited, a Macau company and the holder of a gaming subconcession;

•	“Melco International” refers to Melco International Development Limited, a Hong Kong-listed company;

•	“New Cotai” refers to New Cotai, LLC, a Delaware limited liability company owned by New Cotai Holdings;

•	“New Cotai Holdings” refers to New Cotai Holdings, LLC, a Delaware limited liability company, and which, through its subsidiary New Cotai, ultimately owns a 40% interest in SCI;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•	“Property” refers to a large-scale integrated leisure resort in Cotai, Macau, consisting of Studio City and the Additional Development;

•	“Project Costs” refers to the construction and development costs and other project costs, including licensing, financing, interest, fees and pre-opening costs, of Studio City;

•	“SCI” refers to an indirect parent of our company, Studio City International Holdings Limited, a company incorporated in the British Virgin Islands with limited liability;

•	“Senior Secured Credit Facilities Finance Parties” refers to the financial institutions named as lenders under the 2021 Studio City Senior Secured Credit Facility, the counterparties of any secured hedging obligations, and any other administrative parties that benefit from the collateral securing the 2021 Studio City Senior Secured Credit Facility;

•	“Services and Right to Use Arrangements” refers to the agreement entered into among, inter alia, Melco Crown Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, as amended from time to time, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Shareholders Agreement” refers to the agreement dated July 27, 2011, as amended by the amendments dated September 25, 2012, May 17, 2013, June 3, 2014 and July 21, 2014, among MCE Cotai, New Cotai, Melco and SCI governing the relationship in connection with, and the conduct and operations of, SCI and its subsidiaries and the terms of further capital investment in SCI;

•	“Site” or “Land” refers to the plot of land situated in Macau, at the Cotai reclaimed land area, with a gross area of approximately 1.4 million square feet (130,789 square meters), described at the Macau Immovable Property Registry under no. 23059, and registered in Studio City Developments’ name under inscription no. 26642 of Book F, titled by Dispatch of the Secretary for Public Works and Transportation no. 100/2001 of October 9, 2001, as amended by Dispatch of the Secretary for Public Works and Transportation no. 31/2012 of July 19, 2012, published in the Macau Official Gazette no. 30 of July 25, 2012, and by Dispatch of Secretary for Public Works and Transportation no. 92/2015 of September 10, 2015, published in the Macau Official Gazette no. 38 of September 23, 2015, comprised of lots G300, G310 and G400, denoted by the letter “A” on map no. 5899/2000 issued by Macau Cartography and Cadastre Bureau on January 3, 2012;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau, and being the first phase of the Property;

•	“Studio City Casino” refers to the gaming areas being constructed or operated within the Property;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, a British Virgin Islands company;

•	“Studio City Company Notes” refers to, collectively, the 2019 Studio City Company Notes and the 2021 Studio City Company Notes;

•	“Studio City Developments” refers to our subsidiary, Studio City Developments Limited, a Macau company;

•	“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

•	“Studio City Entities” refers to SCI and its subsidiaries;

•	“Studio City Finance” refers to Studio City Finance Limited, a British Virgin Islands company;

•	“Studio City Finance Notes” refers to the US$825.0 million aggregate principal amount of 8.500% senior notes due 2020 issued by Studio City Finance Limited on November 26, 2012;

•	“Studio City Holdings” refers to an indirect parent of our company, Studio City Holdings Limited, a company incorporated in the British Virgin Islands;

•	“Studio City Hotels” refers to our subsidiary, Studio City Hotels Limited, a Macau company, through which we operate hotels and certain other non-gaming businesses at Studio City;

•	“Studio City Intercompany Note” refers to the on-loan by Studio City Finance to our company of the proceeds of the Studio City Finance Notes offering;

•	“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company as borrower and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) and revolving credit facility of HK$775,420,000 (equivalent to approximately US$100.0 million), and which has been amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

•	“Subconcessionaire(s)” refers to the holder(s) of a subconcession for the operation of casino games in Macau;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we”, “us”, “our”, “our company” and “the Company” refer to Studio City Investments Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2016 and 2015 and as of December 31, 2016 and 2015.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“average daily rate” or “ADR”	calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

Although we have certain expenses and revenues denominated in Pataca, our revenues and expenses are denominated predominantly in H.K. dollar and, in connection with a portion of our indebtedness and certain expenses, in U.S. dollar. Unless otherwise noted, all translations from H.K. dollar to U.S. dollar and from U.S. dollar to H.K. dollar in this annual report were made at a rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on December 30, 2016 in New York City for cable transfers in H.K. dollar per U.S. dollar, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.7534 to US$1.00. On April 21, 2017, the noon buying rate was HK$7.7757 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or H.K. dollar, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Pataca to U.S. dollar in this annual report were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following summary statements of operations, balance sheet and cash flow information are derived from our audited consolidated financial statements for the years ended December 31, 2016 and 2015 and the notes relating thereto, which are included elsewhere in this annual report. These consolidated financial statements have been prepared and presented in accordance with U.S. GAAP. You should read this section in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and those consolidated financial statements and the notes to those statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that you may expect for any future period.

	Year Ended December 31,
	2016	2015
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF OPERATIONS:
Net revenues	$420,173	$67,691
Total operating costs and expenses	$(459,559)	$(250,192)
Operating loss	$(39,386)	$(182,501)
Net loss attributable to Studio City Investments Limited	$(250,817)	$(219,117)
Adjusted EBITDA(1)	$131,295	$8,268

(1)	Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and others, and other non-operating income and expenses.

	As of December 31,
	2016	2015
	(In thousands of US$)
CONSOLIDATED BALANCE SHEETS:
Cash and cash equivalents	$330,078	$276,484
Restricted cash	$6,979	$277,375
Total assets	$2,877,951	$3,233,111
Total current liabilities	$185,493	$322,780
Total debts(1)	$1,835,372	$1,872,244
Total liabilities	$2,021,665	$3,060,532
Total equity	$856,286	$172,579

(1)	Total debts include current and non-current portion of long-term debt, net, loan from an affiliated company and other long-term liabilities.

	Year Ended December 31,
	2016	2015
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF CASH FLOWS:
Net cash provided by (used in) operating activities	$10,022	$(115,325)
Net cash provided by investing activities	$166,358	$158,374
Net cash (used in) provided by financing activities	$(122,786)	$230,274

Net increase in cash and cash equivalents	$53,594	$273,323
Cash and cash equivalents at beginning of year	$276,484	$3,161

Cash and cash equivalents at end of year	$330,078	$276,484

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with “Selected Consolidated Financial Information” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Our consolidated financial statements for the years ended December 31, 2016 and 2015 included in this annual report were prepared in accordance with U.S. GAAP. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements.

Overview

We are a wholly-owned subsidiary of SCI, which is 60%-owned by Melco, a developer, owner and operator of casino gaming and entertainment resort facilities in Asia. On July 27, 2011, Melco, through its subsidiary, MCE Cotai, acquired a 60% equity interest in SCI. New Cotai Holdings retains the remaining 40% interest in SCI through its wholly-owned subsidiary New Cotai.

Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort which opened in October 2015. As of December 31, 2016, Studio City operated approximately 280 gaming tables and 980 gaming machines. The gaming operations of Studio City are focused on the mass market and target all ranges of mass market patrons. While Studio City focuses on the mass market segment for gaming, VIP rolling chip operations, including both junket and premium direct VIP offerings, were introduced at Studio City in early November 2016 and a VIP rolling chip area has been built at Studio City with 33 VIP tables. Studio City will assess and evaluate its focus on different market segments from time to time and will adjust its operations as appropriate. Studio City also includes luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Designed to focus on the mass market segment, Studio City offers cinematically-themed, unique and innovative interactive attractions, including the world’s first figure-8 and Asia’s highest Ferris wheel, a Warner Bros.-themed family entertainment center, a Batman film franchise digital ride, a 5,000 seat multi-purpose live performance arena, a live magic venue and a Pacha nightclub, as well as approximately 1,600 hotel rooms, various food and beverage outlets and approximately 35,000 square meters (equivalent to approximately 377,000 square feet) of themed and innovative retail space.

Studio City was awarded the “Casino/Integrated Resort of the Year” in the International Gaming Awards in 2016, recognizing its high standard of facilities, games, customer service, atmosphere, style and design of the resort. It was also honored as “Asia’s Leading New Resort” in World Travel Awards 2016. Studio City’s signature Cantonese restaurant, Pearl Dragon, celebrated its brand new inclusion to the rank of one-Michelin-starred establishment in the Michelin Guide Hong Kong Macau 2017. In addition, Pearl Dragon, Hide Yamamoto and Bi Ying were included in the list of Hong Kong Tatler’s Best Restaurants guide in 2017.

Studio City is located in Cotai, Macau. In addition to its diverse range of gaming and non-gaming offerings, Studio City’s location in the fast growing Cotai region of Macau, directly adjacent to the Lotus Bridge immigration checkpoint (“Where Cotai Begins” which connects China to Macau) and a proposed light rail station, is a major competitive advantage, particularly as it relates to the mass market segment.

We are currently reviewing the development plan and schedule for the remaining land for Studio City.

Pursuant to the Services and Right to Use Arrangements, Melco Crown Macau operates the Studio City Casino and is reimbursed for the costs incurred in connection with its operation of the Studio City Casino. On December 21, 2015, we entered into the Master Services Agreements pursuant to which we and Melco Affiliates share and mutually provide non-gaming services at Studio City, City of Dreams and Altira Macau.

Factors Affecting Our Current and Future Operating Results

Our historical operating results may not be indicative of future operating results because prior to October 2015 when Studio City commenced operations, activities previously undertaken had been primarily related to our early development and construction of Studio City. We currently derive a majority of our revenues (after reimbursement to Melco Crown Macau of the costs incurred in connection with its operation of the Studio City Casino) from provision of gaming related services in connection with the operation of Studio City Casino, and our remaining revenues from other operations of Studio City, including the hotel, food and beverage, retail and entertainment. As our business develops, we expect our revenues derived from provision of gaming related services at Studio City Casino to increase in proportion to our revenues from other sources and expect the expenses we incur to primarily relate to the operation of Studio City.

Set out below is a discussion of the most significant factors that we expect may affect our results and financial condition in current and future periods. Factors other than those set forth below could also have significant impact on the results of operations and financial condition in the future.

Gaming and Leisure Market in Macau

Our business is and will be influenced most significantly by the growth of the gaming and leisure market in Macau. According to the DICJ, the Macau gaming market experienced a decline in gross gaming revenues in 2016 as compared to 2015, with gross gaming revenues in Macau declining by approximately 3.3% on a year-on-year basis. The operating environment has improved in 2017, with gross gaming revenues in Macau increasing approximately 13.0% on a year-on-year basis in the first three months of 2017, according to the DICJ. Market conditions will be affected by visitation to Macau and whether Macau further develops into a popular international destination for gaming patrons and other customers of leisure and hospitality services, which are key drivers of our business and our ability to compete effectively against our existing and future competitors for market share. We believe that visitation and gaming revenue for the Macau market have been, and will continue to be, driven by a combination of factors, including the Chinese and Macau governments’ development plans for the region, which include improved infrastructure and development of Hengqin Island, Macau’s proximity to major Asian population centers, and the level of restrictions on travel to Macau from China. However, the restrictions that govern Chinese citizens’ ability to take larger sums of foreign currency out of China when they travel and the recent initiatives and campaigns undertaken by the Chinese government have resulted in an overall dampening effect on the behavior of Chinese consumers and a decrease in their spending, particularly in luxury good sales and other discretionary spending. For example, the Chinese government’s ongoing anti-corruption campaign and implementation of austerity measures have had an overall chilling effect on the behavior of Chinese consumers and their spending patterns both domestically and abroad. In addition, the number of gaming patrons visiting Macau may be affected by the Chinese government’s focus on deterring marketing of gaming activities to mainland Chinese residents by foreign casinos and its initiatives to tighten monetary transfer regulations and increase monitoring of various transactions, including bank or credit card transactions.

The Continued Development of Studio City

Studio City remains in its initial ramp-up period and has only been in operation for approximately 19 months. In addition to being impacted by the current economic and political environment in Macau, the performance of Studio City has developed more slowly than initially expected since inception due to localized factors, such as construction work in and around the Site. However, there has been a significant pickup in traffic flows as a result of the completion of the construction works on one side of the property beginning in the third quarter of 2016. In addition, we built an additional portal into the property to capitalize on the traffic flows. We also utilized marketing campaigns to drive visitation and awareness. We believe that these marketing and incentive programs will enable Studio City to achieve enhanced visitation. However, notwithstanding our management’s efforts to drive performance and to promote the growth and optimization of Studio City and its operations, Studio City has only been in operation for a short period of time and factors affecting our operations, including factors not currently known to us, may present challenges to the further development of our business in a manner that is inconsistent with our current plans and expectations. If the result of the ramp-up period is not as expected, there may be significant impact to our results of operations and financial condition.

Additional Development

Our plan for the Additional Development remains in an early stage, and is subject to, among other things, board approvals, agreements between stakeholders and shareholders, availability of financing, the extension of the development period under the Land Grant and conditions in the Macau market. In October 2016, we filed an application with the Macau government requesting an extension of the development period for the Additional Development under the Land Grant. Such application is currently under review by the Macau government. If for whatever reasons, the Macau government does not grant us an extension of the development period and we fail to complete the Additional Development by the deadline under the Land Grant, we may be forced to forfeit all or part of our investment in Studio City. Such failure and potential consequences will have a material adverse effect on our business and negatively affect our business and prospects, results of operations and financial condition.

Access to and Cost of Financing

We expect to have significant capital expenditures in the future as we continue to develop the remaining undeveloped land of the Additional Development. Our ability to obtain debt or equity financing on acceptable terms or at all, depends on a variety of factors that are beyond our control, including global and regional economic conditions and outlooks, market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies, credit availability and interest rates. For example, changes in ratings outlooks may subject us to ratings agency downgrades, which could make it more difficult for us to obtain financing on acceptance terms. If we are unable to obtain such funding, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected.

Intense Competition

The hotel, resort and gaming industries in Macau are highly competitive. Some of our competitors have been expanding operations or have announced intentions for further expansion and developments in Cotai, where Studio City is located (for further details, please see “Market and Competition - Macau Gaming Market” below). If we are not successful in competing with these competitors whether in terms of services quality, variety of amenities or other aspects and to attract customers to Studio City, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected.

Compliance with Covenants in Financing Arrangements

We are currently operating in challenging market conditions, including intense competition and change in spending patterns of Chinese patrons due to recent initiatives and campaigns undertaken by the Chinese government. As a result, we may find it challenging to satisfy any financial requirements imposed by the financing arrangements we may enter into from time to time. If we are unable to comply with any such covenants, it could cause repayment of our indebtedness under such financing arrangements to be accelerated, which could in turn result in defaults under certain of our other indebtedness, such as the Studio City Finance Notes and the Studio City Company Notes. Any such acceleration of debt repayment will have a material adverse impact on our business, financial condition and results of operations.

Anti-corruption and Anti-money laundering

Our business is subject to a number of anti-corruption and anti-money laundering laws including FCPA. Violation of these laws carries severe criminal and civil sanctions as well as other penalties. Despite all of our compliance policies and measures taken, there remains a possibility that we may be made subject to accusations or investigations related to such possible illegal acts. Any accusation of or regulatory investigation into such possible violation involving us, our employees or our customers can have a material adverse impact on our reputation, business, cash flows, financial condition, prospects and results of operations. In recent years, the Chinese government’s anti-corruption campaign has had an overall chilling effect on the behavior of Chinese consumers and their spending patterns both domestically and abroad, including in the gaming sector.

Ability to Attract and Retain Key Customers and Maintain Relationships with Gaming Promoters

Studio City Casino’s operating performance will be influenced by the ability to attract and retain key customers and gaming promoters which will directly impact the results of operations and cash flow. Studio City’s ability to attract mass market and premium direct VIP rolling chip customers through, among other things, the marketing strategies we utilize will impact a significant portion of our gaming revenues and profitability. Studio City Casino is also expected to rely on gaming promoters to source and, in most cases, provide credit to the majority of the VIP rolling chip customers, which may contribute a meaningful portion of gaming revenues in the future. Further, any commission structure arrangements to be agreed with gaming promoters may materially impact the gaming expenses.

Taxes

We are incorporated in the British Virgin Islands and are exempt from tax in the British Virgin Islands.

Our subsidiaries incorporated in Macau are subject to Macau complementary tax of up to 12% on taxable income, as defined in relevant tax laws. Concessionaires and Subconcessionaires are currently subject to a 35% special gaming tax as well as other levies of up to 4% under the relevant concession or subconcession contract and may benefit from a corporate tax holiday on their gaming revenues. Melco Crown Macau benefits from such corporate tax holiday which expires at the end of 2021.

In addition, in January 2015, the Macau government approved the application by our subsidiary, Studio City Entertainment, for a Macau complementary tax exemption through 2016 on profits generated from income received from Melco Crown Macau, to the extent that such income results from gaming operations within Studio City and has been subject to gaming tax. In January 2017, the Macau government granted an extension of this exemption for an additional five years from 2017 to 2012. Dividend distributions by such subsidiary continue to be subject to complementary tax. We remain subject to Macau complementary tax on our nongaming profits.

Our subsidiary, Studio City Hotels, has applied for a declaration of touristic utility pursuant to which Studio City Hotels would be entitled to a property tax holiday for a period of 12 years on the immovable property owned or operated by Studio City Hotels. Under such tax holiday, Studio City Hotels would also be allowed to double the maximum rates applicable to depreciation and reintegration for the purposes of assessment of Macau complementary tax. This application is currently in its final stage but there can be no assurance that such tax benefits will be granted to Studio City Hotels or, if granted, when such benefits will be effective.

Terrorism, War and other Natural Disasters

The strength and profitability of our business depends on consumer demand for casino resorts and leisure travel in general. Any terrorist acts, war, outbreak of health epidemic and other natural disasters or calamities affecting Macau or surrounding areas may significantly impact our industry and even cause a temporary closure of Studio City, and if any of these incidents happen, it will severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

Health and Safety

Since we provide food and beverages, goods and other services to a significant number of customers on a daily basis at Studio City, there is a risk that health and safety incidents or adverse food safety events may occur. While we have a number of controls in place aimed at mitigating the risk and have insurance in place to cover associated risks, there remains a chance that our insurance is not sufficient to cover all such losses, and any occurrence of these incidents may cause reputational damage to us and may have a material adverse effect on our business, financial condition and results of operations.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates and judgments are made based on information obtained from our historical experience, terms of existing contracts, industry trends and outside sources that are currently available to us, and on various other assumptions that management believes to be reasonable and appropriate in the circumstances. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Property and Equipment and Other Long-lived Assets

During the development and construction stage of our casino gaming and entertainment casino resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations are expensed as incurred.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment casino resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of the property and equipment are periodically reviewed.

Our land use right in Macau under the land concession contract for Studio City is being amortized over the estimated term of the land use right on a straight-line basis. The amortization of land use right is recognized from the date construction commences. Each land concession contract in Macau has an initial term of 25 years and is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The land use right was originally amortized over the initial term of 25 years, in which the expiry date of the land use right of Studio City is October 2026. The estimated term of the land use right is periodically reviewed. For the review of such estimated term of the land use right under the land concession contract, we considered factors such as the business and operating environment of the gaming industry in Macau, laws and regulations in Macau, and our development plans. As a result, effective from October 1, 2015, the estimated term of the land use right under the land concession contract for Studio City, in accordance with the relevant accounting standards, has been extended to October 2055, which aligned with the estimated useful lives of certain buildings assets of 40 years. The change in estimated term of the land use right under the land concession contract has resulted in reduction in amortization of land use right and net loss attributable to Studio City Investments Limited of US$2.2 million for the year ended December 31, 2015.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

We also review our property and equipment and other long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. The undiscounted cash flows of such assets are measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge is recorded based on the fair value of the asset group, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

No impairment loss was recognized during the years ended December 31, 2016 and 2015.

Revenue Recognition

We recognize revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Revenues from provision of gaming related services represent revenues arising from the provision of facilities for the operation of Studio City Casino by Melco Crown Macau and services related thereto pursuant to the Services and Right to Use Arrangements, under which Melco Crown Macau operates the Studio City Casino.

Room revenues, food and beverage revenues, and entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fees, adjusted for contractual base fee and operating fees escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreements. Revenue from the provision of management services is recognized when the services are provided and are included in entertainment, retail and other revenues.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue.

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is reclassified from rooms costs, food and beverage costs, entertainment, retail and other services costs and is included in cost of provision of gaming related services.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2016 and 2015, we recorded valuation allowances of US$40.9 million and US$24.6 million, respectively, as management does not believe that it is more likely than not that the deferred tax assets will be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carry-forward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

Recent Changes in Accounting Standards

See note 2 to our consolidated financial statements included elsewhere in this annual report for a discussion of recent changes in accounting standards.

Results of Operations

Year Ended December 31, 2016 compared to Year Ended December 31, 2015

Revenues

Our total net revenues for the year ended December 31, 2016 were US$420.2 million, an increase of US$352.5 million from US$67.7 million for the year ended December 31, 2015. The increase in total net revenues was primarily a result of having full operations in 2016, since Studio City commenced operations on October 27, 2015.

Our total net revenues for the year ended December 31, 2016 consisted of US$151.6 million of revenues from provision of gaming related services, representing 36.1% of our total net revenues, and US$268.6 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2015 consisted of US$21.4 million of revenues from provision of gaming related services, representing 31.7% of our total net revenues, and US$46.3 million of non-casino revenues.

Provision of gaming related services. Provision of gaming related services, which represent revenues arising from the provision of facilities for the operation of the Studio City Casino by Melco Crown Macau and services related thereto pursuant to the Services and Right to Use Arrangements, were US$151.6 million and US$21.4 million for the years ended December 31, 2016 and 2015, respectively.

Studio City commenced operations on October 27, 2015 and began rolling chip operations in November 2016. Studio City generated casino revenues of US$694.2 million and US$94.4 million for the years ended December 31, 2016 and 2015, respectively. Rolling chip volume was US$1.3 billion and the rolling chip win rate (calculated before discounts and commissions) was 1.39% for the year ended December 31, 2016. In the mass market table games segment, mass market table games drop was US$2,480.0 million for the year ended December 31, 2016, an increase from US$365.3 million for the year ended December 31, 2015. The mass market table games hold percentage was 24.7% for the year ended December 31, 2016, demonstrating an increase from 22.4% for the year ended December 31, 2015. Average net win per gaming machine per day was US$189 for the year ended December 31, 2016, an increase of US$21, or 12.8%, from US$168 for the year ended December 31, 2015. After the reimbursement to Melco Crown Macau of the costs incurred in connection with its operation of the Studio City Casino pursuant to the Services and Right to Use Arrangements, US$151.6 million and US$21.4 million were recognized as revenues from provision of gaming related services for the years ended December 31, 2016 and 2015, respectively.

Rooms. Studio City consists of Celebrity Tower which has 996 rooms and the all-suite Star Tower which has 602 rooms. Room revenues (including the retail value of promotional allowances) for the year ended December 31, 2016 were US$86.2 million, representing a US$71.4 million increase from room revenues (including the retail value of promotional allowances) of US$14.7 million for the year ended December 31, 2015. The increase was primarily due to the full year operation of Studio City. Studio City’s average daily rate, occupancy rate and REVPAR were US$136, 98% and US$133, respectively, for each of the years ended December 31, 2016 and 2015.

Food, beverage, entertainment, retail and others. Food, beverage, entertainment, retail and other revenues (including the retail value of promotional allowances) for the year ended December 31, 2016 included food and beverage revenues of US$56.8 million and entertainment, retail and other revenues of US$130.1 million. Food, beverage, entertainment, retail and other revenues (including the retail value of promotional allowances) for the year ended December 31, 2015 included food and beverage revenues of US$8.5 million and entertainment, retail and other revenues of US$23.9 million. The increase of US$154.5 million in food, beverage, entertainment, retail and other revenues from the year ended December 31, 2015 to the year ended December 31, 2016 was primarily due to the first full year operation of Studio City in 2016 with its attractions including Golden Reel, Batman Dark Flight and The House of Magic, concerts held in the Studio City Event Center as well as its food and beverage outlets, operating and right to use fee income for mall spaces in Studio City and management fee income from affiliated companies.

Operating costs and expenses

Total operating costs and expenses were US$459.6 million for the year ended December 31, 2016, representing an increase of US$209.4 million from US$250.2 million for the year ended December 31, 2015. The increase in operating costs and expenses was primarily a result of having full operations in 2016.

Provision of gaming related services. Provision of gaming related services expenses were US$32.0 million and US$2.3 million for the years ended December 31, 2016 and 2015, respectively, which mainly represent payroll, rental and other operating expenses, as well as complimentary hotel rooms, food, beverage and others offered to gaming customers.

Rooms. Room expenses, which represent the costs of operating the hotel facilities at Studio City, were US$23.3 million and US$4.2 million for the years ended December 31, 2016 and 2015, respectively. The increase was primarily due to the first full year hotel operations in Studio City in 2016.

Food, beverage, entertainment, retail and others. Food, beverage, entertainment, retail and other expenses were US$117.2 million and US$23.7 million for the years ended December 31, 2016 and 2015, respectively. The increase was primarily due to payroll, performers’ fees and other operating costs associated with the full year operation of Studio City.

General and administrative. General and administrative expenses increased by US$87.0 million to US$116.3 million for the year ended December 31, 2016 from US$29.3 million for the year ended December 31, 2015, primarily due to the increase in payroll expenses, marketing and advertising expenses, utilities and other administrative expenses for the full year operation of Studio City.

Pre-opening costs. Pre-opening costs were US$4.0 million for the year ended December 31, 2016 as compared to US$150.9 million for the year ended December 31, 2015. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up operations. The pre-opening costs were higher in the year ended December 31, 2015 due to the commencement of Studio City’s operations in October 2015.

Amortization of land use right. Amortization of land use right expenses were US$3.3 million and US$9.9 million for the years ended December 31, 2016 and 2015, respectively. The decrease was primarily due to the extension of the estimated term of the land use right which went into effect in October 2015.

Depreciation and amortization. Depreciation and amortization expenses were US$162.4 million and US$29.9 million for the years ended December 31, 2016 and 2015, respectively. The increase was primarily due to the full year depreciation of assets at Studio City.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange (losses) gains, net, loss on extinguishment of debt and costs associated with debt modification, as well as other non-operating income, net.

Interest income was US$1.1 million for the year ended December 31, 2016, as compared to US$2.3 million for the year ended December 31, 2015. The decrease was primarily due to lower level of deposits placed at banks during the year ended December 31, 2016.

Interest expenses were US$163.9 million (nil capitalization) for the year ended December 31, 2016, compared to US$26.6 million (net of capitalized interest of US$51.4 million) for the year ended December 31, 2015. The increase in net interest expenses (net of capitalization) of US$137.3 million was primarily due to US$84.0 million higher interest expenses from the Studio City Intercompany Note and lower interest capitalization of US$51.4 million associated with the cessation of interest capitalization for Studio City since its opening in October 2015.

Amortization of deferred financing costs were US$23.6 million (nil capitalization) for the year ended December 31, 2016, compared to US$3.9 million (net of capitalization of US$19.2 million) for the year ended December 31, 2015. Amortization of deferred financing costs for the year ended December 31, 2016 were associated with the Studio City Project Facility and the Studio City Company Notes while those for the year ended December 31, 2015 were associated with the Studio City Project Facility. The increase was primarily due to the cessation of capitalization of amortization of deferred financing costs associated with the opening of Studio City in October 2015.

Loan commitment fees associated with the Studio City Project Facility were payable from January 2013 and amounted to US$1.6 million and US$1.8 million for the years ended December 31, 2016 and 2015, respectively. The slight decrease was primarily due to the refinancing of the Studio City Project Facility with the Studio City Company Notes and the 2021 Studio City Senior Secured Credit Facility in 2016 while the revolving credit facility under the 2021 Studio City Senior Secured Credit Facility is available for future drawdown from January 1, 2017.

Loss on extinguishment of debt for the year ended December 31, 2016 was US$17.4 million, which mainly represented a portion of the unamortized deferred financing costs of the Studio City Project Facility that were not eligible for capitalization upon refinancing of the Studio City Project Facility with the Studio City Company Notes and the 2021 Studio City Senior Secured Credit Facility. There was no loss on extinguishment of debt for the year ended December 31, 2015.

Costs associated with debt modification for the year ended December 31, 2016 were US$8.1 million, which mainly represented a portion of the underwriting fee, legal and professional fees incurred for refinancing Studio City Project Facility with the Studio City Company Notes and the 2021 Studio City Senior Secured Credit Facility that were not eligible for capitalization. Costs associated with debt modification for the year ended December 31, 2015 were US$7.0 million, which mainly represented legal and professional fees incurred for the loan documentation amending the Studio City Project Facility that are not eligible for capitalization.

Income tax expense

Income tax expense for the year ended December 31, 2016 was attributable to deferred income tax expenses of US$0.5 million. The effective tax rate was a negative rate of 0.2% for each of the years ended December 31, 2016 and 2015. Such rates for the years ended December 31, 2016 and 2015 differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of expenses for which no income tax benefit is receivable and the effect of change in valuation allowance for the relevant years together with the effect of profits exempted from Macau Complementary Tax for the year ended December 31, 2016. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carryforwards and other deferred tax assets generated by our Macau operations. However, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance related to the net operating losses and other deferred tax assets.

Net loss attributable to Studio City Investments Limited

As a result of the foregoing, we had net loss attributable to Studio City Investments Limited of US$250.8 million for the year ended December 31, 2016, compared to US$219.1 million for the year ended December 31, 2015.

Liquidity and Capital Resources

We have relied on shareholder equity contributions and/or subordinated loans from our shareholders, net proceeds from the Studio City Finance Notes and a portion of the Studio City Project Facility to meet our development project needs through the opening of Studio City. Following the opening of Studio City in October 2015, we have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

On November 30, 2016, Studio City Company issued the Studio City Company Notes and repaid the Studio City Project Facility in full (other than HK$1.0 million rolled over into a term loan facility under the 2021 Studio City Senior Secured Credit Facility), as funded by the net proceeds from the offering of Studio City Company Notes and cash on hand.

On November 23, 2016, Studio City Company entered into an amendment and restatement agreement with, among others, a lender to, upon the satisfaction of certain conditions precedent, amend, restate and extend the Studio City Project Facility to the 2021 Studio City Senior Secured Credit Facility in an aggregate amount of HK$234.0 million which consist of (i) a HK$233.0 million revolving credit facility and (ii) a HK$1.0 million term loan facility. The 2021 Studio City Senior Secured Credit Facility became effective on November 30, 2016 (December 1, 2016 Hong Kong Time). On November 30, 2016 (December 1, 2016 Hong Kong Time), Studio City Company repaid the Studio City Project Facility in full (other than HK$1.0 million rolled over into a term loan facility under the 2021 Studio City Senior Secured Credit Facility) from the net proceeds amounting to US$1,188.0 million raised through an offering of the Studio City Company Notes, together with cash on hand. The revolving credit facility under the 2021 Studio City Senior Secured Credit Facility is available for future drawdown from January 1, 2017, subject to satisfaction of certain conditions precedent.

As of December 31, 2016, a total of US$1,280.0 million, representing all of the capital contribution required under the Shareholders Agreement, has been funded by MCE Cotai and New Cotai to SCI. The Shareholders Agreement does not require MCE Cotai or New Cotai to make any additional capital contributions to SCI.

As of December 31, 2016, we held cash and cash equivalents of US$330.1 million and restricted cash of US$7.0 million. Restricted cash primarily represented certain bank account balances required to be maintained in accordance with the Studio City Company Notes to serve the interest repayment obligations.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2016	2015
	(In thousands of US$)

Net cash provided by (used in) operating activities	$10,022	$(115,325)
Net cash provided by investing activities	166,358	158,374
Net cash (used in) provided by financing activities	(122,786)	230,274

Net increase in cash and cash equivalents	53,594	273,323
Cash and cash equivalents at beginning of year	276,484	3,161

Cash and cash equivalents at end of year	$330,078	$276,484

Operating Activities

Studio City commenced operations on October 27, 2015. Operating cash flows are generally affected by changes in operating income and receivable related to provision of gaming related services and hotel operations and the remainder of the business including food and beverage and entertainment, is conducted primarily on a cash basis. There was no revenue and cash generated from our intended operations before the commencement of operations.

Net cash provided by operating activities was US$10.0 million for the year ended December 31, 2016, as compared to net cash used in operating activities of US$115.3 million for the year ended December 31, 2015. The change was primarily contributed from the cash generated from the full year operation of Studio City, partially offset by increased working capital for operations.

Investing Activities

Net cash provided by investing activities was US$166.4 million for the year ended December 31, 2016, as compared to net cash provided by investing activities of US$158.4 million for the year ended December 31, 2015. The increase in net cash provided by investing activities was primarily due to the decrease in capital expenditure payments upon Studio City opening in October 2015, payment for transfer of other long-term assets from an affiliated company, land use right payment, funds provided to an affiliated company and advance payments and deposits for acquisition of property and equipment, partially offset by a smaller decrease in restricted cash and decrease in proceeds from sale of property and equipment.

Net cash provided by investing activities for the year ended December 31, 2016 mainly included a decrease in restricted cash of US$270.4 million and proceeds from sale of property and equipment of US$13.5 million, partially offset by capital expenditure payments of US$110.5 million and fund to an affiliated company of US$8.5 million.

The decrease in restricted cash of US$270.4 million during the year ended December 31, 2016 was primarily due to the release of restricted cash required by the terms under the Studio City Project Facility upon the repayment of Studio City Project Facility in full (other than HK$1.0 million rolled over into a term loan facility under the 2021 Studio City Senior Secured Credit Facility) and the withdrawal and payment of Studio City Project Costs from bank accounts that are restricted for Studio City Project Costs.

Net cash provided by investing activities for the year ended December 31, 2015 mainly included a decrease in restricted cash of US$1,069.4 million and proceeds from sale of property and equipment of US$20.5 million, partially offset by capital expenditure payments of US$764.3 million, payment for transfer of other long-term assets from an affiliated company of US$74.9 million, fund to an affiliated company of US$47.0 million, land use right payment of US$24.4 million and advance payments and deposits for acquisition of property and equipment of US$18.9 million.

The decrease in restricted cash of US$1,069.4 million during the year ended December 31, 2015 was primarily due to withdrawal and payment of Studio City Project Costs from bank accounts that are restricted for Studio City Project Costs in accordance with the terms of the Studio City Finance Notes and Studio City Project Facility.

Financing Activities

Net cash used in financing activities was US$122.8 million for the year ended December 31, 2016, primarily due to the scheduled repayments and early repayment in full of the Studio City Project Facility (other than HK$1.0 million rolled over into a term loan facility under the 2021 Studio City Senior Secured Credit Facility) of US$1,295.6 million with proceeds of US$1,200.0 million from the issuance of the Studio City Company Notes, and payment of debt issuance costs primarily associated with Studio City Company Notes and the 2021 Studio City Senior Secured Credit Facility as well as payment of legal and professional fees of US$27.2 million for amending the loan documentation for the Studio City Project Facility.

Net cash provided by financing activities was US$230.3 million for the year ended December 31, 2015, primarily from the proceed from issuance of our company’s share received from Studio City Finance of US$225.0 million and advance from Studio City Finance of US$8.2 million.

Indebtedness and Capital Contributions

The following table presents a summary of our gross indebtedness, before the reduction of debt issuance costs, as of December 31, 2016:

As of December 31,
2016
(in thousands of US$)
Studio City Company Notes	$1,200,000
Studio City Intercompany Note	641,259
2021 Studio City Senior Secured Credit Facility	129

$1,841,388

Major changes in our indebtedness during the year ended and subsequent to December 31, 2016 are summarized below:

On November 23, 2016, Studio City Company entered into the 2021 Studio City Senior Secured Credit Facility, with, among others, Bank of China Limited, Macau Branch, which upon satisfaction of certain conditions precedent, amended, restated and extended the Studio City Project Facility (the balance of which was repaid as described below) to provide for a HK$233.0 million revolving credit facility and a HK$1.0 million term loan facility. The 2021 Studio City Senior Secured Credit Facility is guaranteed by the same entities that guarantee the Studio City Company Notes and secured by the same collateral as those securing Studio City Company Notes with priority over the Studio City Company Notes with respect to any proceeds received upon any enforcement action against the common collateral.

On November 30, 2016, Studio City Company issued the Studio City Company Notes, the net proceeds of which, together with cash on hand, were used to repay in full the Studio City Project Facility (except for the HK$1.0 million equivalent rolled over into the term loan facility referred to above). The Studio City Company Notes are guaranteed by us and all of our subsidiaries (other than Studio City Company, the issuer of the Studio City Company Notes), and secured by substantially all of our material assets and the material assets of our subsidiaries.

As of the date of this annual report, MCE Cotai and New Cotai, shareholders of SCI, have contributed US$1,250.0 million to Studio City and US$30.0 million for the initial design works for the Additional Development in accordance with the Shareholders Agreement.

For further details of the above indebtedness, please also refer to note 7 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used and still available to us, the maturity profile of such debt facilities, the applicable currency and interest rate structures, the charges on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. Please also refer to “— Long-term Indebtedness and Contractual Obligations” for details of the maturity profile of debt and “— Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of foreign exchange risk exposure.

Long-term Indebtedness and Contractual Obligations

Our total long-term indebtedness and other contractual obligations as of December 31, 2016 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
2021 Studio City Senior Secured Credit Facility	$—	$—	$0.1	$—	$0.1
2019 Studio City Company Notes	—	350.0	—	—	350.0
2021 Studio City Company Notes	—	—	850.0	—	850.0
Fixed interest payments	82.2	162.7	118.1	—	363.0
Construction costs and property and equipment retention payables	32.5	—	—	—	32.5
Other contractual commitments:
Government annual land use fees(2)	0.9	1.8	1.8	5.5	10.0
Property and equipment acquisition commitments(3)	0.7	—	—	—	0.7

Total contractual obligations	$116.3	$514.5	$970.0	$5.5	$1,606.3

(1)	See note 7 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.
(2)	The Studio City site is located on land parcel in which we have received a land concession from the Macau government for a 25-year term, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. See “Business” for further details of the land concession obligation.
(3)	See note 13(a) to the consolidated financial statements included elsewhere in this annual report for further details on property and equipment acquisition commitments.

Off-Balance Sheet Arrangements

Except as disclosed in note 13(d) to the consolidated financial statements included elsewhere in this annual report, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our ordinary shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Distribution of Profits

All subsidiaries of our company incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the directors of the relevant subsidiaries. As of December 31, 2016, the legal reserve was nil and no reserve was set aside during the year ended December 31, 2016.

Restrictions on Distributions

The respective indentures governing the Studio City Finance Notes and the Studio City Company Notes and the agreement for the 2021 Studio City Senior Secured Credit Facility contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by us and our subsidiaries (as a restricted subsidiary of the Studio City Finance Notes), Studio City Company (as issuer of the Studio City Company Notes), us (as parent guarantor of the Studio City Company Notes) and its restricted subsidiaries and Studio City Company (as borrower under the 2021 Studio City Senior Secured Credit Facility), its parent company and its restricted subsidiaries.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We believe that our primary exposure to market risk will be foreign exchange rate risk associated with the currency of our operations and as a result of the presentation of our consolidated financial statements.

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and as a result of the presentation of our consolidated financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollar, given the H.K. dollar is the predominant currency used in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Pataca and H.K. dollar. A significant portion of our indebtedness, as a result of the Studio City Company Notes and Studio City Intercompany Note, is denominated in U.S. dollar, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollar. In addition, the 2021 Studio City Senior Secured Credit Facility is denominated in H.K. dollar, and the costs associated with servicing and repaying such debt will be denominated in H.K. dollar.

The H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies have remained relatively stable over the past several years. However, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be de-pegged, de-linked or otherwise modified and subjected to fluctuation as such exchange rates may be affected by, among other things, changes in political and economic conditions.

Major currencies in which our cash and bank balances (including restricted cash) were held as of December 31, 2016 included U.S. dollars, H.K. dollars and Patacas. Based on the cash and bank balances as of December 31, 2016, an assumed 1% change in the exchange rates between currencies other than U.S. dollars against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$1.9 million for the year ended December 31, 2016.

BUSINESS

Overview

We are a subsidiary of Melco, a developer, owner and operator of casino gaming and entertainment resort facilities in Asia. On July 27, 2011, Melco, through its subsidiary, MCE Cotai, acquired a 60% interest in SCI from an independent third party. New Cotai Holdings retains the remaining 40% interest in SCI through its wholly-owned subsidiary New Cotai.

Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort which opened in October 2015. As of December 31, 2016, Studio City operated approximately 280 gaming tables and 980 gaming machines. The gaming operations of Studio City are focused on the mass market and target all ranges of mass market patrons. While Studio City focuses on the mass market segment for gaming, VIP rolling chip operations, including both junket and premium direct VIP offerings, were introduced at Studio City in early November 2016 and a VIP rolling chip area has been built at Studio City with 33 VIP tables. Studio City will assess and evaluate its focus on different market segments from time to time and will adjust its operations as appropriate. Studio City also includes luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Designed to focus on the mass market segment, Studio City offers cinematically-themed, unique and innovative interactive attractions, including the world’s first figure-8 and Asia’s highest Ferris wheel, a Warner Bros.-themed family entertainment center, a Batman film franchise digital ride, a 5,000 seat multi-purpose live performance arena, a live magic venue and a Pacha nightclub, as well as approximately 1,600 hotel rooms, various food and beverage outlets and approximately 35,000 square meters (equivalent to approximately 377,000 square feet) of themed and innovative retail space.

Studio City was awarded the “Casino/Integrated Resort of the Year” in the International Gaming Awards in 2016, recognizing its high standard of facilities, games, customer service, atmosphere, style and design of the resort. It was also honored as “Asia’s Leading New Resort” in World Travel Awards 2016. Studio City’s signature Cantonese restaurant, Pearl Dragon, celebrated its brand new inclusion to the rank of one-Michelin-starred establishment in the Michelin Guide Hong Kong Macau 2017. In addition, Pearl Dragon, Hide Yamamoto and Bi Ying were included in the list of Hong Kong Tatler’s Best Restaurants guide in 2017.

Studio City is located in Cotai, Macau. In addition to its diverse range of gaming and non-gaming offerings, Studio City’s location in the fast growing Cotai region of Macau, directly adjacent to the Lotus Bridge immigration checkpoint (“Where Cotai Begins” which connects China to Macau) and a proposed light rail station, is a major long term competitive advantage, particularly as it relates to the mass market segment.

We are currently reviewing the development plan and schedule for the remaining land for Studio City.

Pursuant to the Services and Right to Use Arrangements, Melco Crown Macau operates the Studio City Casino and is reimbursed for the costs incurred in connection with its operation of the Studio City Casino. On December 21, 2015, we entered into the Master Services Agreements pursuant to which we and Melco Affiliates share and mutually provide non-gaming services at Studio City, City of Dreams and Altira Macau.

The Property

Studio City

Gaming

As of December 31, 2016, Studio City operated approximately 280 gaming tables and 980 gaming machines.

Hotel

Studio City includes a high rise structure accommodating self-managed luxury hotel facilities with approximately 1,600 hotel rooms. The Studio City hotel features two distinct towers, enabling it to provide an array of product offerings to visitors. The premium all-suite Star Tower with 602 rooms delivers the ultimate in lavish facilities and services to more discerning guests, while the Celebrity Tower with 996 rooms provides a deluxe hotel experience which includes access to all of the entertainment facilities offered by Studio City.

Retail

Studio City has themed and innovative retail space of approximately 35,000 square meters (equivalent to approximately 377,000 square feet), which is at the lower podium of an integrated superstructure. It has a net leasable area of approximately 23,690 square meters (equivalent to approximately 255,000 square feet). The retail mall showcases a variety of shops and food and beverage offerings.

The Boulevard at Studio City provides unique retail experiences to visitors. The immersive retail entertainment environment at Studio City enables visitors to shop in a streetscape environment with featured streets and squares inspired by iconic shopping and entertainment locations, including New York’s Times Square and Beverly Hills’ Rodeo Drive. The retail space of Studio City offers a mix of fashion-forward labels and internationally-renowned premium brands, as well as personal shopper services. At the connection between the two theme retail streets lies Times Square Macau, which features an array of futuristic technologies to showcase a variety of entertainment content from both real and imaginary musicians and entertainers. Holographic projections add another attraction to Times Square Macau.

Studio City offers a diverse range of restaurants, cafes and a number of bars and lounges. Over 20 food and beverage outlets are located throughout Studio City, including traditional Cantonese, Shanghainese, northern Chinese, South East Asian, Japanese, Italian, western, international and Macau local cuisines. Studio City also offers gourmet dining with a range of signature restaurants including two Michelin-starred chef Tam Kwok Fung’s Pearl Dragon, Italian Trattoria Il Mulino from New York and Japanese Hide Yamamoto.

Entertainment

Studio City offers a wide range of immersive, entertainment-driven experiences and features innovative entertainment venues, including:

•	Golden Reel—the world’s first figure-8 and Asia’s highest Ferris wheel and an iconic landmark of Macau. The Golden Reel rises approximately 130 meters high, between Studio City’s Art Deco-inspired twin hotel towers.

•	Batman Dark Flight—the world’s first flight simulation ride based on the “Batman” intellectual property franchise. This immersive flying theater 4-D motion ride provides thrill-seekers with a dynamic flying experience based on an action-packed, digitally-animated Batman storyline.

•	Warner Bros. Fun Zone—a 40,000-square-foot indoor play center packed with rides and interactive fun zones themed around popular characters from Warner Bros.’ DC Comics, Hanna-Barbera Productions and Looney Tunes entertainment franchises in a secure child concierge environment. Kids can enjoy an immersive play experience with characters including Bugs Bunny, Tweety Pie, Sylvester, Taz and Daffy Duck.

•	The House of Magic—a multi-theater attraction housing magic acts performed by leading magicians from around the world. Designed, curated and hosted by acclaimed illusionist, Franz Harary, The House of Magic offers a premier performance venue for magicians globally. It features live magicians in a three-theater magic complex and offers visitors with an array of shows including Harary’s resident show, Mega Magic.

•	Studio 8—the only TV studio facility in Macau to provide open access to “plug-in and play” facilities to create a fully operational television recording and broadcast studio. Studio 8 is a state-of-the-art studio facility with the necessary infrastructure to support portable specialist equipment required for world-class TV production.

•	Pacha Macau—one of the world’s biggest names in nightclubs with venues in numerous major cities, including Ibiza, Buenos Aires and Sydney.

•	Studio City Entertainment Center—a 5,000-seat multi-purpose arena representing the centerpiece of Studio City’s live entertainment offerings which has a first-class premium seating level offering 16 private VIP suites, approximately 242 luxury club seats and a deluxe club lounge.

•	RiverScape—a jungle river-themed water ride on the podium deck.

MICE

Studio City offers over 4,000 square meters of indoor event space with flexible configurations and customization options, which can accommodate a variety of events from an exclusive banquet to an international conference. The Grand Ballroom space of 1,820 square meters can be configured into three separate ballrooms with a banquet capacity of 1,400 seating or a cocktail reception for 1,500 people. Eight individual salons together with the Grand Ballroom provide a banquet capacity of up to 1,600 seating or meeting and break-out spaces with extensive pre-function areas for up to 1,900 people.

Customers

The gaming operations of Studio City focus on the mass market and target all ranges of mass market patrons through a broad array of leisure and entertainment offerings featured at Studio City, which include interactive attractions and rides and attractive retail and food and beverage venues. Studio City assesses and evaluates its focus on different market segments from time to time and adjusts its operations as appropriate. VIP rolling chip operations, including both junket and premium direct VIP offerings, were introduced at Studio City Casino in early November 2016, which are expected to attract wealthy high-end patrons who seek the excitement of high-stakes gaming.

Location and description of the Land Grant

Studio City is located in Cotai, Macau and has, together with the Additional Development, land area of 130,789 square meters (equivalent to approximately 1.4 million square feet) held under a 25-year land lease agreement with the Macau government that is renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. In October 2001, the Macau government granted the land on which Studio City is located to Studio City Developments. The Studio City land concession contract was amended in 2012 and 2015 to permit Studio City Developments to open a complex comprising a four-star hotel, a facility for cinematographic industry, including supporting facilities for entertainment and tourism, parking and free area.

The gross construction area of the Site is approximately 707,078 square meters (equivalent to approximately 7.6 million square feet). The gross floor area for Phase I is approximately 477,110 square meters (equivalent to approximately 5.1 million square feet). The land premium of approximately MOP1,402.0 million (equivalent to approximately US$175.0 million) was paid in full in January 2015. The development period under the Studio City land concession contract is for 72 months from July 25, 2012. In October 2016, we filed an application with the Macau government requesting an extension of the development period under the Land Grant. Such application is currently under review by the Macau government. A government land use fee of approximately MOP3.9 million (equivalent to approximately US$490,000) per annum is payable during the development stage. The annual government land use fee payable after completion of development will be MOP9.1 million (equivalent to approximately US$1.1 million). The annual government land use fee may be adjusted every five years as agreed.

Additional Development

Our plan for the Additional Development remains in an early stage, and is subject to, among other things, board approvals, agreements between stakeholders and shareholders, the extension of the development period under the Land Grant and conditions in the Macau market. Our current draft budget has not been finalized and remains subject to substantial revision. We expect to fund the Additional Development through various sources, including cash on hand, operating free cash flow as well as debt or equity financing, including an initial public offering.

We are continually reviewing and developing our project plans, and the description above with respect to the Additional Development may be subject to further revision and change.

Shared Services and Management

Certain resources and services utilized at or in relation to Studio City are provided by, or accessed through, or shared with, Melco Affiliates, including senior management services, marketing capabilities, operations, supply chain logistics, warehousing and strategic sourcing, transportation, legal and compliance services, certain finance processes, information technology, human resources services and other customarily centralized corporate functions under the Master Services Agreements. In addition, the majority of the staff working at Studio City (including staff who are solely dedicated to Studio City) are employed by Melco entities.

Pursuant to the Master Services Agreements, the relevant service provider entities (whether they are Melco Affiliates or Studio City Entities) are reimbursed for costs incurred by them in connection with the provision of those services as consideration. In certain cases, a pre-agreed additional margin may be also paid.

Advertising and Marketing

We seek to attract customers to Studio City and to grow our customer base over time by undertaking several types of advertising and marketing activities and plans. We utilize the experience of Melco and also engage local and regional media to publicize Studio City and its operations. Studio City benefits from a public relations and advertising team that cultivates media relationships, promotes Studio City’s brands and directly liaises with customers within target Asian countries in order to explore media opportunities in various markets. Advertising activities at Studio City use a variety of media platforms including digital, social media, print, television, online, outdoor, on property (as permitted by Macau, PRC and any other applicable regional laws), collateral and direct mail pieces.

We engage celebrities for marketing activities and utilize marketing campaigns to drive visitation and awareness. We believe that these marketing and incentive programs will enable Studio City to achieve enhanced visitation and expansion of the player database.

In order to be competitive in the Macau gaming environment, Studio City Casino holds various promotions and special events, operates loyalty programs for patrons and has developed a series of commission and other incentive-based programs. In addition, Studio City Casino participates in cross marketing and sales campaigns developed by Melco Crown Macau as well as in customer loyalty strategies, which we believe helps minimize Studio City’s ramp-up period, reduce marketing costs through scale synergies and maximize cross-revenue opportunities through complementary marketing programs and campaigns.

Market and Competition

We believe that the gaming market in Macau is and will continue to be intensely competitive. Our competitors in Macau and elsewhere in Asia include all the current concession and subconcession holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these current and future competitors are larger than us and have significantly longer track records of operation of major hotel casino resort properties as compared to Studio City.

Macau Gaming Market

Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires: Sociedade de Jogos de Macau, S.A. (“SJM”), the holding company of which is listed on The Stock Exchange of Hong Kong Limited and in which Mr. Lawrence Ho, chairman and chief executive officer of Melco, and his family members have shareholding interests; Wynn Macau, a subsidiary of Wynn Resorts Ltd.; and Galaxy Casino, S.A. (“Galaxy”). SJM has granted a subconcession to MGM Grand Paradise, which was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. Galaxy has granted a subconcession to Venetian Macau Limited (“VML”), a subsidiary of Las Vegas Sands Corporation, the developer of Sands Macao, The Venetian Macao, Sands Cotai Central and the recently opened Parisian Macao. Melco Crown Macau obtained its subconcession under the concession of Wynn Macau.

SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor) started its gaming operations in Macau in 1962 and has begun construction of its new resort in Cotai which has been announced to open in 2018.

Wynn Macau opened the Wynn Macau in September 2006 on the Macau Peninsula and an extension called Encore in 2010. In August 2016, Wynn Macau opened a new resort, Wynn Palace, in Cotai.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015.

VML, a subsidiary of Sands China Ltd., with a subconcession under Galaxy’s concession, operates Sands Macao on the Macau peninsula, together with The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao and the Sands Cotai Central, which are located in Cotai. Sands China Ltd. opened the Parisian Macao in Cotai in September 2016 and has announced proposals for the development of an additional hotel tower at Sands Cotai Central in Cotai.

MGM Grand Paradise, with a subconcession under SJM’s concession, opened the MGM Macau in December 2007, which is located next to Wynn Macau on the Macau Peninsula. MGM Grand Paradise announced the opening of the new resort in Cotai scheduled for the second half of 2017.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties, as SJM and Galaxy have done. The Macau government has publicly stated that each concessionaire will only be permitted to grant one subconcession. Moreover, the Macau government announced that, until further assessment of the economic situation in Macau, there would be no increase in the number of concessions and subconcessions. The Macau government further announced that the number of gaming tables in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of ten years, the total number of gaming tables to be authorized will be limited to an average annual increase of 3%. These restrictions are not legislated or enacted into laws or regulations and, as such, different policies, including on the annual rate of increase in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2016 was 6,287. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino that was not previously authorized by the government. However, the policies and laws of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change of the number of gaming tables and casinos that the Macau government is prepared to authorize for operation.

Other Regional Markets

The Property may also face competition from casinos and gaming resorts located in other Asian destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. There are major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. There are also casinos in Vietnam and Cambodia, although they are relatively small compared to those in Macau.

We will also face competition in the Philippine market from hotels and resorts owned by both Philippine nationals and foreigners, including many of the largest gaming, hospitality, leisure and resort companies in the world. These include Travellers International Hotel Group, Inc., Bloomberry Resorts Corporation and Tiger Resorts Leisure and Entertainment Inc. together with MCE Leisure (Philippines) Corporation, the manager and operator of City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort located within Entertainment City, Manila, an area in the city of Manila which is currently under development and an indirect subsidiary of Melco, as well as Philippines Amusement and Gaming Corporation, an entity owned and controlled by the government of the Philippines, which operates certain gaming facilities across the Philippines.

Singapore legalized casino gaming in 2006. Genting Singapore PLC opened its resort in Sentosa, Singapore, in February 2010 and Las Vegas Sands Corporation opened its casino in Marina Bay, Singapore, in April 2010. In December 2016, a law permitting casinos in Japan took effect. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

Seasonality

Macau, our principal market of operation, experiences many peaks and seasonal effects. The “Golden Week” and “Chinese New Year” holidays are in general the key periods where business and visitation fluctuate considerably in Macau. While we may experience fluctuations in revenues and cash flows from month to month, we do not believe that our business is materially impacted by seasonality.

Employees

Except for our Property President and Property Chief Financial Officer, all of our corporate and administrative functions, as well as non-gaming activities, are administered by staff employed by Melco or designees. In addition, all service staff at the Property (both those dedicated solely to the Property and those who apportion their time between Melco’s properties) are employed by Melco Affiliates. Melco Crown Macau is responsible for the operation of the Studio City Casino facilities, including hiring, employing, training and supervising casino personnel, and we reimburse Melco Crown Macau for all of the costs associated with its operation of the Studio City Casino, including with respect to employees.

In early 2015, Melco Crown Macau and its subsidiaries completed a major recruitment exercise, both in Macau and elsewhere, providing internal development opportunities, allocating skilled employees from other business units and recruiting executives, managers and operational employees with suitable industry experience for the Studio City Casino. Melco Crown Macau will continue to manage all training and employment related matters for employees that have been deployed at the Studio City Casino, to ensure that operational requirements are consistently met.

Intellectual Property

As part of our branding strategy, we have applied for or registered a number of trademarks (including “Studio City” trademarks and “Where Cotai Begins” trademarks) in Macau, Hong Kong and other jurisdictions for use in connection with Studio City. Where possible, we intend to continue to register trademarks as we develop, review and implement our branding strategy for Studio City. However, our current and any future trademarks are subject to expiration and we cannot guarantee that we will be able to renew all of them upon expiration. Our inability to renew the registration of certain trademarks and the loss of such trademarks could have an adverse effect on our business, financial condition, results of operations and cash flows.

Insurance

We maintain and intend to retain insurance of the types and in amounts that are customary in the industry and which we believe will reasonably protect our interests. This includes commercial general liability (including accidental pollution liability), automobile liability, workers compensation, property damage and machinery breakdown and business interruption insurances. We also require certain contractors who may perform work on Studio City, as well as other vendors, to maintain certain insurances. In each case, all such insurances are subject to various caps on liability, both on a per claim and aggregate basis, as well as certain deductibles and other terms and conditions.

Environmental Matters

We are committed to environmental awareness and have developed built-in innovative and energy saving green technologies for operations at Studio City. Currently, we are not aware of any material environmental complaints having been made against us.

Legal and Administrative Proceedings

We may be subject to legal proceedings from time to time. We are not currently involved in any legal or administrative proceedings that we expect, individually or in the aggregate, to have a material adverse effect on our financial condition, results of operations or liquidity.

MANAGEMENT

Directors

The board of SCI is responsible for the overall management of SCI and its subsidiaries, including our company.

The following table sets forth information regarding our sole director as of the date of this annual report.

Name	Age	Position/Title
Stephanie Cheung	54	Director

Ms. Stephanie Cheung is our sole director. Ms. Cheung is also the executive vice president and chief legal officer of Melco and she was appointed to her current role in December 2008. Prior to that, she held the title of general counsel from November 2006, when she joined Melco. She has acted as the secretary to the board of Melco since she joined Melco. Prior to joining Melco, Ms. Cheung was an of counsel at Troutman Sanders from 2004 to 2006 and prior to that she practiced law with various international law firms in Hong Kong, Singapore and Toronto. Ms. Cheung graduated with a bachelor of laws degree from Osgoode Hall Law School in 1986 and a master’s degree in business administration from York University in 1994. Ms. Cheung is admitted as a solicitor in Ontario, Canada, England and Wales, and Hong Kong

Property Management Team

The following table sets forth information regarding the property management team as of the date of this annual report.

Name	Age	Position/Title

David Ross Sisk	55	Property President

Timothy Green Nauss	59	Property CFO

Mr. David Ross Sisk is the Property President at Studio City. Mr. Sisk has over 25 years of experience with major casino developers including Sands China (Macau), Wynn Resorts, Resorts World Sentosa (Singapore) and Caesars Palace. Mr. Sisk was the Chief Operating Officer of Sands China and Resorts World Sentosa, and the Executive Vice President and Chief Financial Officer of Wynn Las Vegas and Encore. During Mr. Sisk’s tenure at Sands China, he managed all of Sands China properties as well as worked to open and complete the Sands Cotai Central in three phases in April 2012, September 2012 and January 2013. He joined Wynn Resorts 18 months before the opening of Wynn Las Vegas and played an instrumental role in establishing the management and financial structure to operate the Wynn Las Vegas resort hotel and casino. Subsequently, Mr. Sisk also had a similar role in the development and opening of the Encore resort hotel and casino. Prior to joining Wynn Resorts, Mr. Sisk worked for Caesars Palace in Las Vegas for 12 years where he was the Senior Vice President and Chief Financial Officer. Mr. Sisk is a CPA licensed to practice in Nevada and a member of both the Nevada Society of Certified Public Accountants and American Institute of Certified Public Accountants and an Australian Certified Practicing Accountant and FCPA.

Mr. Timothy Green Nauss is our Property CFO at Studio City and he was appointed to his current role in January 2015. Most recently, Mr. Nauss was the Executive Director, Finance for Wynn Palace, where he focused on the Cotai Strip development for the Finance division. Prior to this role, he was Director of Finance at Wynn Macau and was involved in opening of Encore Macau. Prior to joining Wynn Macau in 2009, Mr. Nauss was the Director of Finance, Cotai for Venetian Macau Limited, and served as Director of Finance in the pre-opening development, operational development and opening for Venetian Macau. He was VP of Finance with Wyndham International from 2000 to 2005. Mr. Nauss began his career in hospitality with Hilton Hotels Corporation where he served in a number of executive capacities in both Operations and Finance. Mr. Nauss has a bachelor of arts and sciences from the University of South Carolina.

RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2016 and 2015, see note 14 to the consolidated financial statements included elsewhere in this annual report.

DESCRIPTION OF OTHER MATERIAL INDEBTEDNESS

2021 Studio City Senior Secured Credit Facility

On January 28, 2013, Studio City Company, entered into an agreement for the Studio City Project Facility, a senior secured project facility for a total sum of HK$10,855,880,000 (equivalent to approximately US$1.4 billion), comprising a five-year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) term loan facility and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility.

In November 2015, Studio City Company completed an amendment to the Studio City Project Facility, which included changing the Studio City project opening date condition from 400 to 250 tables, consequential adjustments to the financial covenants and rescheduling the commencement of financial covenant testing to March 31, 2017.

On November 23, 2016, Studio City Company and certain of its subsidiaries and affiliates specified as guarantors (the “2021 Borrowing Group”) entered into the 2021 Studio City Senior Secured Credit Facility with, among others, Bank of China Limited, Macau Branch, which, upon satisfaction of certain conditions precedent, amended, restated and extended the Studio City Project Facility (the balance of which was repaid as described below) to provide for a HK$233 million revolving credit facility (the “Revolving Credit Facility”) and a HK$1 million term loan facility (the “Term Loan Facility”). The 2021 Studio City Senior Secured Credit Facility is guaranteed by the same entities that guarantee the Studio City Company Notes and secured by substantially the same collateral as those securing the Studio City Company Notes with priority over the Studio City Company Notes with respect to any proceeds received upon any enforcement action against the common collateral.

On November 30, 2016, Studio City Company issued the Studio City Company Notes, and repaid the Studio City Project Facility (other than the HK$1.0 million rolled over into the Term Loan Facility), as funded by the net proceeds from the offering of the Studio City Company Notes and cash on hand.

Term Loan Facility

The Term Loan Facility matures on the date which is five years from the issue date of the Studio City Company Notes, must be repaid at maturity with no interim amortization payments and is collateralized by cash collateral equal to HK$1,012,500 (representing the principal amount plus expected interest expense for one financial quarter). The Term Loan Facility comprises a loan of HK$1.0 million rolled over from the Studio City Project Facility and was fully drawn prior to November 23, 2016.

Revolving Credit Facility

The Revolving Credit Facility matures on the date which is five years from the issue date of the Studio City Company Notes unless otherwise prepaid and canceled in accordance with its terms. The Revolving Credit Facility has been available for borrowing and re-borrowing since January 1, 2017 and is available to and including the date falling one month prior to the maturity of the Revolving Credit Facility.

Repayment

The Term Loan Facility will be repaid at maturity and will not be subject to any amortization payments. The 2021 Studio City Senior Secured Credit Facility and the Intercreditor Agreement include restrictions on the lender of the Term Loan Facility’s right to prepayment of the Term Loan Facility unless certain conditions have been triggered including, but not limited to, (i) the discharge in full of all other senior Secured Debt (as defined below); (ii) the application of all other recoveries under the Intercreditor Agreement; (iii) the release of certain Macau law security agreements; (iv) consent having been obtained from certain other Secured Creditors (as defined below); (v) Studio City Company being required to prepay the Term Loan Facility in accordance with the prepayment on illegality provisions of the 2021 Studio City Senior Secured Credit Facility; or (vi) the Majority Super Senior Creditors (as defined below) being entitled to take control of enforcement in accordance with the Intercreditor Agreement. The lender of the Term Loan Facility would also not be entitled to prepayment upon certain mandatory prepayment events unless the other Senior Secured Creditors exercise their rights to mandatory prepayment or redemption (as appropriate). See also “Intercreditor Agreement—Restrictions on the Term Loan Facility.”

Each drawing of loans under the Revolving Credit Facility must be repaid on the last day of its interest period (with a rollover of an existing drawing of loans under the Revolving Credit Facility being deemed to be a repayment when rolled over). During the availability period of the Revolving Credit Facility, amounts repaid and not canceled may be re-borrowed. No amount may be outstanding after maturity of the Revolving Credit Facility.

Interest and Fees

All amounts outstanding under the 2021 Studio City Senior Secured Credit Facility shall bear interest at HIBOR plus a margin of 4% per annum (the “Margin”).

Studio City Company is obligated to pay a commitment fee of 35% of the margin on the unused portions of the 2021 Studio City Senior Secured Credit Facility during the availability period applicable to the Revolving Credit Facility.

Security

The 2021 Studio City Senior Secured Credit Facility is secured by the same collateral as the Studio City Company Notes, other than the 2019 Notes Interest Accrual Account (as defined below) and the 2021 Notes Interest Accrual Account (as defined below).

The Term Loan Facility also additionally benefits from cash collateral in the amount of HK$1,012,500 (representing an amount equal to the principal amount of the Term Loan Facility plus interest expense (HIBOR plus Margin) in respect of the Term Loan Facility for one financial quarter) (the “Cash Collateral”).

Covenants

The 2021 Studio City Senior Secured Credit Facility contains certain of the restrictive covenants and related definitions (with certain adjustments) that are set forth in the Studio City Company Notes (see below). The Revolving Credit Facility also benefits from a “notes purchase condition” covenant that prohibits Studio City Company from making a voluntary legally binding commitment or offer for a notes repurchase while an Event of Default (as defined in the 2021 Studio City Senior Secured Credit Facility) is outstanding and may, in other circumstances, require a certain pro rata cancellation of the Revolving Credit Facility.

The 2021 Studio City Senior Secured Credit Facility also requires the 2021 Borrowing Group to observe certain general covenants, including covenants relating to:

•	maintenance of permits;

•	compliance with laws;

•	environmental compliance and environmental claims;

•	further assurances in relation to guarantees and security;

•	maintenance of insurance;

•	payment of taxes;

•	access;

•	intellectual property;

•	hedging and treasury transactions;

•	amendments and certain other requirements in connection with the Studio City Finance Notes documents;

•	no substantial change to the general nature to business of the group;

•	holding company activities;

•	sanctions and anti-corruption laws;

•	all subordinated sponsor debt being required to be lent into Studio City Investments; and

•	maintenance of at least pari passu ranking of the 2021 Studio City Senior Secured Credit Facility against unsecured and unsubordinated debts.

The 2021 Studio City Senior Secured Credit Facility also contains information covenants under which, among other things, Studio City Company is required to deliver annual financial statements, quarterly financial statements and an annual budget.

Events of Default

The 2021 Studio City Senior Secured Credit Facility contains customary events of default, including events of default relating to the amended land concession or gaming subconcession being terminated or rescinded without further judicial or administrative appeal being permitted or the Macau government taking any formal measure seeking termination of the amended land concession or gaming subconcession.

2021 Studio City Company Notes

On November 30, 2016, Studio City Company issued the 2021 Studio City Company Notes. The 2021 Studio City Company Notes are listed on SGX-ST.

Guarantee

The 2021 Studio City Company Notes are guaranteed by all of our existing subsidiaries (other than Studio City Company), comprising Studio City Holdings Two Limited, Studio City Holdings Three Limited, Studio City Holdings Four Limited, Studio City Entertainment, Studio City Services Limited, Studio City Hotels, SCP Holdings Limited, Studio City Hospitality and Services Limited, SCP One Limited, SCP Two Limited, Studio City Retail Services Limited and Studio City Developments. The indenture governing the 2021 Studio City Company Notes also requires that any other of our future restricted subsidiaries that provide guarantees of certain specified indebtedness (including under the 2021 Studio City Senior Secured Credit Facility) will be required to guarantee the 2021 Studio City Company Notes.

Interest

The 2021 Studio City Company Notes will bear interest at a rate of 7.250% per annum, payable semi-annually in arrears on May 30 and November 30 of each year.

Note Interest Accrual Account

Following the issue date of the 2021 Studio City Company Notes, Studio City Company will, on the 30th of each month (or the last day of February), deposit an amount that is not less than one-sixth of the aggregate amount of interest due on the 2021 Studio City Company Notes on the next interest payment date into a U.S. dollar-denominated note interest accrual account (together with any subaccounts or related accounts, including for term deposits, established in connection therewith, the “2021 Studio City Company Note Interest Accrual Account,” together with the note interest accrual account for the 2019 Studio City Company Notes, the “Note Interest Accrual Accounts,” and each, a “Note Interest Accrual Account”) established by, and in the name of, Studio City Company with the Account Bank so that at such interest payment date, the amount standing to the credit of the 2021 Studio City Company Note Interest Accrual Account is at least equal to the amount of interest due on the 2021 Studio City Company Notes on such interest payment date (and such aggregate amount will be applied in making such payment). The Security Agent will have a perfected security interest in the 2021 Studio City Company Note Interest Accrual Account and all dividends, instruments, cash and cash equivalents and other property, as applicable, on deposit in such account on an exclusive basis for the benefit of the 2021 Studio City Company Notes Trustee and the holders of the 2021 Studio City Company Notes. The Security Agent will not have a lien on the 2021 Studio City Company Note Interest Accrual Account and the cash and cash equivalents on deposit in such account for the benefit of the 2019 Studio City Company Notes Trustee, the holders of the 2019 Studio City Company Notes or the Senior Secured Credit Facilities Finance Parties.

Covenants

The indenture governing the 2021 Studio City Company Notes include certain limitations on Studio City Company and its restricted subsidiaries’ ability to, among other things:

•	incur or guarantee additional indebtedness;

•	make specified restricted payments;

•	issue or sell capital stock;

•	sell assets;

•	create liens;

•	enter into agreements that restrict its restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans;

•	enter into transactions with shareholders or affiliates; and

•	effect a consolidation or merger.

Events of default

The indenture governing the 2021 Studio City Company Notes contain certain customary events of default, including default in the payment of principal, or of any premium, on the 2021 Studio City Company Notes, when such payments become due, default in payment of interest which continues for 30 days, breaches of covenants, defaults under other indebtedness, insolvency, termination or rescission of any gaming license required for our gaming business and other events of default specified in the indenture governing the 2021 Studio City Company Notes, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing, the trustee under the indenture governing the 2021 Studio City Company Notes or the holders of at least 25% of the outstanding 2021 Studio City Company Notes may declare the principal of the 2021 Studio City Company Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

Change of control

Upon the occurrence of a Change of Control (as defined under the indenture for the 2021 Studio City Company Notes), each holder of the 2021 Studio City Company Notes will have the right to require Studio City Company to repurchase all or any part of such holder’s 2021 Studio City Company Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent Studio City Company has previously or concurrently elected to redeem the Studio City Company Notes

Maturity and redemption

The maturity of the 2021 Studio City Company Notes is November 30, 2021. At any time prior to November 30, 2018, Studio City Company may redeem all or a part of the 2021 Studio City Company Notes at a redemption price equal to 100% of the principal amount of 2021 Studio City Company Notes redeemed plus the applicable premium specified in the indenture governing the 2021 Studio City Company Notes as of, and accrued and unpaid interest to, the date of redemption.

On or after November 30, 2018, Studio City Company may redeem all or a part of the 2021 Studio City Company Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices plus accrued and unpaid interest, if any, on the 2021 Studio City Company Notes redeemed, to the applicable redemption date. At any time prior to November 30, 2018, Studio City Company may redeem up to 35% of the aggregate principal amount of the 2021 Studio City Company Notes, with the net cash proceeds of one or more equity offerings at a redemption price of 107.250% of the principal amount of the 2021 Studio City Company Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

Studio City Finance Notes

On November 26, 2012, Studio City Finance issued US$825 million 8.500% senior notes due 2020. As of the date of this annual report, US$825 million of the Studio City Finance Notes remain outstanding. The Studio City Finance Notes are listed on SGX-ST.

Guarantee

The Studio City Finance Notes are guaranteed by all of the existing subsidiaries of Studio City Finance, comprising us, Studio City Company, Studio City Holdings Two Limited, Studio City Holdings Three Limited, Studio City Holdings Four Limited, Studio City Entertainment, Studio City Services Limited, Studio City Hotels Limited, SCP Holdings Limited, Studio City Hospitality and Services Limited, SCP One Limited, SCP Two Limited, Studio City Retail Services Limited and Studio City Developments. The indenture governing the Studio City Finance Notes also requires that any other of the Studio City Finance’s future restricted subsidiaries that provide guarantees of certain specified indebtedness will be required to guarantee the Studio City Finance Notes.

Guarantee release

Upon an enforcement action by the Security Agent under any Secured Debt (as defined below) resulting in the sale or disposal, directly or indirectly, of more than 50% of the voting power of the shares of any of Studio City Entertainment, Studio City Developments and Studio City Hotels (each, a “Designated Subsidiary Guarantor”), the guarantees of the Studio City Finance Notes provided by the applicable Designated Subsidiary Guarantor (and the guarantees of the Studio City Finance Notes provided by the direct parent company or companies of such Designated Subsidiary Guarantor, to the extent such disposal is of the shares of such parent company or companies, as well as the guarantees of the Studio City Finance Notes provided by any restricted subsidiary of such Designated Subsidiary Guarantor) will be released upon the written instruction of the Instructing Group (as defined below) with no further action or consent provided by or required from the other Secured Creditors (as defined below) or trustee or holders of the Studio City Finance Notes if such sale or disposal is conducted:

•	in accordance with all applicable laws and for a consideration all or substantially all of which is in the form of cash or cash equivalents;

•	other than where the purchase right is exercised, pursuant to a Best Price Auction or a fair value opinion obtained from an internationally recognized investment bank or accounting firm selected by the Instructing Group that the amount received in connection with such enforcement action is fair from a financial point of view; and

•	such that immediately prior to or concurrently with the completion of such sale or disposal of the shares of the relevant Designated Subsidiary Guarantors, all obligations of the relevant Designated Subsidiary Guarantor, any direct parent company or companies thereof or any Subsidiary of such Designated Subsidiary Guarantor under the Secured Debt are discharged or released.

For this purpose:

“Best Price Auction” means an auction intended to achieve the best price for an asset, provided that, if the only bidder in such auction is a representative of the Secured Creditors, the auction will not constitute a Best Price Auction (and subject to, where applicable, the rules and regulations for any such auction set forth under Macau law or by the Macau government).

Interest

The Studio City Finance Notes will bear interest at a rate of 8.500% per annum, payable semi-annually in arrears on June 1 and December 1 of each year.

Note Interest Accrual Account

Following the opening date of Studio City (and, in the case of the first interest payment date after the opening date, prorated for any part month and adjusted for any amount transferred from the note interest reserve account), Studio City Finance will, at the end of each month, deposit an amount that is not less than one-sixth of the aggregate amount of interest due on the next interest payment date into a note interest accrual account established by, and in the name of, Studio City Finance so that at such interest payment date, the amount standing to the credit of the note interest accrual account is at least equal to the amount of interest due on such interest payment date (and such aggregate amount will be applied in making such payment). The Studio City Finance Notes are secured by, among others, the note interest accrual account.

Covenants

The indenture governing the Studio City Finance Notes will include certain limitations on Studio City Finance and its restricted subsidiaries’ ability to, among other things:

•	incur or guarantee additional indebtedness;

•	make specified restricted payments;

•	issue or sell capital stock;

•	sell assets;

•	create liens;

•	enter into agreements that restrict its restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans;

•	enter into transactions with shareholders or affiliates; and

•	effect a consolidation or merger.

Events of default

The indenture governing the Studio City Finance Notes contains certain customary events of default, including default in the payment of principal, or of any premium, on the Studio City Finance Notes, when such payments become due, default in payment of interest which continues for 30 days, breaches of covenants, defaults under other indebtedness, acceleration under the 2021 Studio City Senior Secured Credit Facility, insolvency, termination or rescission of any gaming license required for our gaming business and other events of default specified in the indenture governing the Studio City Finance Notes, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing, the trustee under the indenture governing the Studio City Finance Notes or the holders of at least 25% of the outstanding Studio City Finance Notes may declare the principal of the Studio City Finance Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

Change of control

Upon the occurrence of a Change of Control, each holder will have the right to require Studio City Finance to repurchase all or any part of such holder’s Studio City Finance Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent Studio City Finance has previously or concurrently elected to redeem the Studio City Finance Notes.

Maturity and redemption

The maturity of the Studio City Finance Notes is December 1, 2020. Prior to December 1, 2015, Studio City Finance at its option may redeem the Studio City Finance Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Studio City Finance Notes plus the applicable “make-whole” premium specified in the indenture governing the Studio City Finance Notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date. At any time on or after December 1, 2015, Studio City Finance at its option may redeem the Studio City Finance Notes, in whole or in part, at the redemption prices plus accrued and unpaid interest and additional amounts, if any, to the redemption date. At any time prior to December 1, 2015, Studio City Finance may redeem up to 35% of the principal amount of the Studio City Finance Notes, with the net cash proceeds of one or more equity offerings at a redemption price of 108.500% of the principal amount of the Studio City Finance Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

Intercreditor Agreement

The Intercreditor Agreement is governed by English law and sets out, among other things, the relative ranking of certain debt of the debtors under the 2021 Studio City Senior Secured Credit Facility and the Studio City Company Notes, when payments can be made in respect of debt of such debtor, when enforcement action can be taken in respect of such debt, the terms pursuant to which certain of such debt will be subordinated upon the occurrence of certain insolvency events and turnover provisions.

Ranking and Priority

Liabilities under the 2021 Studio City Senior Secured Credit Facility, the Studio City Company Notes, certain pari passu indebtedness and certain hedging debt (together the “Secured Debt” and the creditors of the Secured Debt, the “Secured Creditors”) shall rank first (pro rata and pari passu amongst themselves) in right and priority of payment.

The loans of proceeds of the issuance of the Studio City Finance Notes, the guarantees and the additional guarantees in relation to the Studio City Finance Notes are unsecured and unsubordinated. Each of the sponsor group loans and subordinated intra-group debt is postponed and subordinated to the liabilities owed by the debtors to the Secured Creditors.

The transaction security (the “Common Collateral”) and guarantees shall, subject to agreed security principles, rank and secure the liabilities in respect of the Secured Debt first (pro rata and pari passu amongst themselves, although any liabilities in respect of obligations under the 2021 Studio City Senior Secured Credit Facility that are secured by the Common Collateral will have priority over the Studio City Company Notes with respect to any proceeds received upon any enforcement action of such Common Collateral) (but only to the extent such transaction security and/or guarantee is expressed to secure those liabilities and subject to the proceeds of any recoveries from enforcement of such transaction security and/or guarantee being distributed as set out below). In addition, the Cash Collateral in respect of the Term Loan Facility shall benefit the creditors of the Term Loan Facility only and the note interest accrual accounts in respect of the 2019 Studio City Company Notes and the 2021 Studio City Company Notes shall benefit the creditors of the respective series of Studio City Company Notes only and each shall be subject to separate control and recovery waterfall arrangements.

Permitted Payments

Until an acceleration

The Intercreditor Agreement permits, among other things, payments to be made in respect of the Secured Debt at any time in accordance with the terms of such Secured Debt; provided that payments in respect of the Term Loan Facility will be subject to certain restrictions under the Intercreditor Agreement. See “—Restriction on the Term Loan Facility” below.

After an acceleration

The Intercreditor Agreement will require, among other things, that certain amounts received by a Secured Creditor are (to the extent not otherwise permitted to be received and retained) to be held on trust and turned over to the Security Agent for application in accordance with the priority set out below under the section on “—Application of Proceeds.”

Limitations on Enforcement

Enforcement of the Common Collateral by the Security Agent may be directed by the Instructing Group (defined below).

The “Instructing Group” for the Common Collateral will be each of (i) the Majority Super Senior Creditors and (ii) the Majority Pari Passu Creditors (each as defined below).

The “Majority Super Senior Creditors” mean the super senior creditors (including relevant hedge counterparties in respect of any designated super senior hedging liabilities (subject to caps to be agreed)) (the “Super Senior Creditors”) holding more than 50% of super senior credit participations (on customary formulations) at the relevant time.

The “Majority Pari Passu Creditors” mean the creditors (other than the Super Senior Creditors) (the “Pari Passu Creditors”) holding more than 50% of all of the debt (including commitments) which is to rank pari passu with the Notes (“Pari Passu Debt”).

Any Instructing Group may deliver enforcement instructions with respect to the Common Collateral to Intercreditor Agent, following which a consultation period of up to 30 days shall apply between the Secured Parties (subject to customary exceptions following insolvency events, as described below). The Intercreditor Agent shall direct the Security Agent to follow the instructions delivered by the Majority Pari Passu Creditors (provided that such instructions are consistent with the security enforcement principles set forth in the Intercreditor Agreement) unless and until, either:

(i)	six months have elapsed and the Super Senior Discharge Date or the Term Loan Facility Discharge Date (each as defined below) has not occurred;

(ii)	three months have elapsed and the Majority Pari Passu Creditors have not made a determination as to the method of enforcement they wish to instruct the Security Agent to pursue (and notified the Intercreditor Agent of that determination in writing) or appointed a financial adviser to assist them in making such a determination; or

(iii)	the Majority Pari Passu Creditors have not made a determination as to the method of enforcement they wish to instruct the Security Agent to pursue (and notified the Intercreditor Agent of that determination in writing) or appointed a financial adviser to assist them in making such a determination and the Majority Super Senior Creditors (a) determine in good faith that a delay in issuing enforcement instructions could reasonably be expected to have a material adverse effect on the ability to effect a distressed disposal or on the expected realization proceeds of any enforcement and (b) deliver enforcement instructions in respect of the Common Collateral which they reasonably believe to be consistent with the enforcement principles set forth in the Intercreditor Agreement to the Intercreditor Agent before the Intercreditor Agent has received any enforcement instructions from the Majority Pari Passu Creditors, in which cases, the Intercreditor Agent shall instruct the Security Agent to follow the enforcement instructions delivered by the Majority Super Senior Creditors (provided that such instructions are consistent with the security enforcement principles).

In addition, if any specified insolvency event (other than an insolvency event directly caused by any enforcement action taken by or at the request or direction of a Super Senior Creditor) is continuing with respect to a debtor or a security provider, then the Intercreditor Agent shall, to the extent the Majority Super Senior Creditors elect to provide such enforcement instructions in respect of the Common Collateral (such enforcement instructions to be limited to such enforcement as may be reasonably necessary to preserve and protect the claims and interest of the Super Senior Creditors), deliver to the Security Agent the enforcement instructions in respect of the Common Collateral received from the Majority Super Senior Creditors.

“Term Loan Facility Discharge Date” means the first date on which all liabilities in respect of the Term Loan Facility have been fully and finally discharged to the satisfaction of the agent for the 2021 Studio City Senior Secured Credit Facility, whether or not as the result of an enforcement.

“Super Senior Discharge Date” means the first date on which all super senior liabilities (including liabilities under the 2021 Studio City Senior Secured Credit Facility and relevant super senior hedging in an agreed amount, but other than in respect of the principal amount of the term loan facility under the 2021 Studio City Senior Secured Credit Facility) have been fully and finally discharged to the satisfaction of the agent for the 2021 Studio City Senior Secured Credit Facility (in the case of liabilities under such facilities) and each applicable hedging counterparty (in the case of super senior hedging liabilities), whether or not as the result of an enforcement, and the Super Senior Creditors are under no further obligation to provide financial accommodation to any of the debtors under the documents governing the Secured Debt.

No agent of the creditors represented in the Instructing Group shall be obliged to consult in accordance with the fifth paragraph under “—Limitation on Enforcement” above, and the Instructing Group shall be entitled to give any instructions to the Security Agent (through the Intercreditor Agent) to enforce the security or take any other enforcement action prior to the end of the applicable consultation period if:

•	any specified insolvency event has occurred and is continuing in respect of a debtor or the security provider;

•	an event of default being continuing in relation to liabilities owed to the relevant Secured Creditors, a representative acting on behalf of any Secured Creditor(s) (such Secured Creditor(s) having made a determination acting reasonably and in good faith) notifies the Intercreditor Agent that:

•	to enter into or continue such consultations and thereby delay the commencement of enforcement of the Common Collateral could reasonably be expected to have a material adverse effect on the ability to effect a distressed disposal or on the expected realization proceeds of any enforcement; or

•	the circumstances described in clauses (i), (ii) or (iii) of the fifth paragraph under “—Limitation on Enforcement” above have occurred; or

•	the representatives of each other group of Secured Creditors agree on the proposed enforcement instructions and that no consultation is required.

Turnover

The Intercreditor Agreement includes customary provisions for turnover of payments or amounts recovered or received by creditors from the proceeds of enforcement of transaction security or any distressed disposals or the proceeds of any guarantees, with customary exceptions.

Application of Proceeds

The Intercreditor Agreement provides that any amounts received or recovered as a result of enforcement of the Common Collateral or any distressed disposal or recovered from another creditor as a result turnover to be applied in the following order:

•	First: pro rata and pari passu, the costs and expenses of each trustee, notes trustee and/or loan agent in respect of certain secured pari passu indebtedness, the agent in respect to the 2021 Studio City Senior Secured Credit Facility, the Security Agent, the Intercreditor Agent, the power of attorney agent and any receiver each for its own account and which are payable to it for acting in its role as such under the relevant finance documents;

•	Second: pro rata and pari passu, the costs and expenses incurred by any Secured Creditor in connection with any realization or enforcement of the security taken in accordance with the terms of the Intercreditor Agreement or any action taken at the request of the Security Agent or the Intercreditor Agent under the Intercreditor Agreement;

•	Third: pro rata and pari passu, amounts owed to the creditors under the Revolving Credit Facility under the 2021 Studio City Senior Secured Credit Facility, the liabilities (other than in relation to principal) in respect of the Term Loan Facility under the 2021 Studio City Senior Secured Credit Facility and certain designated super senior hedging obligations;

•	Forth: pro rata and pari passu, amounts owed to the Secured Creditors (other than the liabilities in respect of the Term Loan Facility under the 2021 Studio City Senior Secured Credit Facility);

•	Fifth: towards the discharge of the principal amount of the Term Loan Facility under the 2021 Studio City Senior Secured Credit Facility; and

•	Sixth: to the debtor or any other person entitled to it.

Release of Security and Guarantees

The Intercreditor Agreement includes customary provisions for the release of transaction security and/or guarantees (including guarantees and/or security from third party security providers and/or any other claims relating to the finance documents for Secured Debt) in respect of (i) distressed disposals; and (ii) disposals of assets not prohibited by the terms of the financing documentation; (iii) a reorganization that is not prohibited by the terms of the financing documentation; (iv) a cessation of any business, undertaking or establishment and which cessation would not cause a default; (v) any amendments to the financing documentation and related documents pursuant to which such release is required; and (vi) any release in accordance with the terms of the financing documentation (and which releases, for the avoidance of doubt, shall not require the consent of any Secured Creditor), as well as an obligation on the Security Agent and other Secured Creditors to promptly release (or procure that any other relevant person releases) such transaction security, guarantees and/or other claims and execute any related documents in connection with such releases on the request of Studio City Investments.

Restrictions on the Term Loan Facility

The Intercreditor Agreement sets forth some restrictions with regard to the Term Loan Facility, including limitations on (i) repayments (other than at maturity) or set-off of the principal amount of the Term Loan Facility except under limited circumstances; (ii) any withdrawal from the Cash Collateral securing the Term Loan Facility; (iii) the parties who may purchase any interest in the Term Loan Facility; (iv) certain amendments relating to the repayment or prepayment of the Term Loan Facility; and (v) the ability of the lender of the Term Loan Facility to take any enforcement action except for under limited circumstances.

Amendment

Terms of the sponsor group loans and documents evidencing those terms may only be amended or waived if that amendment or waiver is of a minor or administrative nature and is not prejudicial to any of the Secured Creditors and are not prohibited by the Intercreditor Agreement or any other finance document or otherwise if the prior written consents of the required Super Senior Creditors and required Pari Passu Creditors are obtained.

Each creditor may amend or waive the terms of their own finance document under and in accordance with the terms of those respective documents so long as the amendment does not breach a term of the Intercreditor Agreement.

Agreement to Override

Unless expressly stated otherwise in the Intercreditor Agreement, the Intercreditor Agreement overrides anything in the relevant finance documents to the contrary.

Other Financing

To the extent permitted by the definitive agreement in respect of the 2021 Studio City Senior Secured Credit Facility and the indentures governing the Studio City Finance Notes and the Studio City Company Notes, we may obtain financing in the form of, among other things, additional equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund further project development.

STUDIO CITY INVESTMENTS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Page(s)

Independent Auditors’ Report	F-2

Consolidated Balance Sheets as of December 31, 2016 and 2015	F-3 – F-4

Consolidated Statements of Operations for the years ended December 31, 2016 and 2015	F-5

Consolidated Statements of Comprehensive Income for the years ended December 31, 2016 and 2015	F-6

Consolidated Statements of Shareholder’s Equity for the years ended December 31, 2016 and 2015	F-7

Consolidated Statements of Cash Flows for the years ended December 31, 2016 and 2015	F-8 – F-9

Notes to Consolidated Financial Statements for the years ended December 31, 2016 and 2015	F-10 – F-32

INDEPENDENT AUDITORS’ REPORT

To the Shareholder and the Sole Director of Studio City Investments Limited:

We have audited the accompanying consolidated financial statements of Studio City Investments Limited and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, shareholder’s equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Studio City Investments Limited and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 28, 2017

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2016	2015
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$330,078	$276,484
Restricted cash	6,849	277,375
Accounts receivable, net	2,695	6,145
Amounts due from affiliated companies	18,243	51,242
Current portion of loan to an affiliated company	—	500
Inventories	9,105	7,632
Prepaid expenses and other current assets	12,136	17,451

Total current assets	379,106	636,829

PROPERTY AND EQUIPMENT, NET	2,289,699	2,381,879
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	77,812	78,576
ADVANCE TO AN AFFILIATED COMPANY	2,209	2,009
LOAN TO AN AFFILIATED COMPANY	—	1,500
RESTRICTED CASH	130	—
LAND USE RIGHT, NET	128,995	132,318

TOTAL ASSETS	$2,877,951	$3,233,111

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$3,368	$3,583
Accrued expenses and other current liabilities	148,724	204,969
Current portion of long-term debt, net	—	74,630
Amounts due to affiliated companies	33,401	39,598

Total current liabilities	185,493	322,780

LONG-TERM DEBT, NET	1,176,780	1,169,214
ADVANCE FROM AN AFFILIATED COMPANY	—	939,805
LOAN FROM AN AFFILIATED COMPANY	641,259	610,998
OTHER LONG-TERM LIABILITIES	17,333	17,402
DEFERRED TAX LIABILITIES	800	333
COMMITMENTS AND CONTINGENCIES (Note 13)

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2016	2015
SHAREHOLDER’S EQUITY

Ordinary shares, par value $1; 50,000 shares authorized; 3 and 2 shares issued, respectively	$—	$—
Additional paid-in capital	1,457,109	517,438
Accumulated other comprehensive losses	(65)	(126)
Accumulated losses	(593,126)	(342,309)

Total Studio City Investments Limited shareholder’s equity	863,918	175,003
Noncontrolling interests	(7,632)	(2,424)

Total equity	856,286	172,579

TOTAL LIABILITIES AND EQUITY	$2,877,951	$3,233,111

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2016	2015
OPERATING REVENUES
Provision of gaming related services	$151,597	$21,427
Rooms	86,159	14,724
Food and beverage	56,761	8,461
Entertainment, retail and others	130,115	23,903

Gross revenues	424,632	68,515
Less: promotional allowances	(4,459)	(824)

Net revenues	420,173	67,691

OPERATING COSTS AND EXPENSES
Provision of gaming related services	(32,035)	(2,253)
Rooms	(23,297)	(4,203)
Food and beverage	(53,079)	(10,565)
Entertainment, retail and others	(64,147)	(13,106)
General and administrative	(116,320)	(29,296)
Pre-opening costs	(4,006)	(150,910)
Amortization of land use right	(3,323)	(9,909)
Depreciation and amortization	(162,379)	(29,944)
Property charges and others	(973)	(6)

Total operating costs and expenses	(459,559)	(250,192)

OPERATING LOSS	(39,386)	(182,501)

NON-OPERATING INCOME (EXPENSES)
Interest income	1,145	2,282
Interest expenses, net of capitalized interest	(163,871)	(26,597)
Amortization of deferred financing costs	(23,642)	(3,863)
Loan commitment fees	(1,647)	(1,794)
Foreign exchange (losses) gains, net	(3,546)	378
Other income, net	930	322
Loss on extinguishment of debt	(17,435)	—
Costs associated with debt modification	(8,101)	(7,011)

Total non-operating expenses, net	(216,167)	(36,283)

LOSS BEFORE INCOME TAX	(255,553)	(218,784)
INCOME TAX EXPENSE	(467)	(333)

NET LOSS	(256,020)	(219,117)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	5,203	—

NET LOSS ATTRIBUTABLE TO STUDIO CITY INVESTMENTS LIMITED	$(250,817)	$(219,117)

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year Ended December 31,
	2016	2015
Net loss	$(256,020)	$(219,117)
Other comprehensive income (loss):
Change in fair value of interest rate swap agreements	61	(42)

Other comprehensive income (loss)	61	(42)

Total comprehensive loss	(255,959)	(219,159)
Comprehensive loss attributable to noncontrolling interests	5,203	—

Comprehensive loss attributable to Studio City Investments Limited	$(250,756)	$(219,159)

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Studio City Investments Limited Shareholder’s Equity
	Ordinary Shares		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Noncontrolling	Total
	Shares	Amount	Capital	Losses	Losses	Interests	Equity
BALANCE AT JANUARY 1, 2015	1	$—	$298,596	$(84)	$(123,192)	$—	$175,320
Net loss for the year	—	—	—	—	(219,117)	—	(219,117)
Change in fair value of interest rate swap agreements	—	—	—	(42)	—	—	(42)
Issuance of share	1	—	225,000	—	—	—	225,000
Loss on purchase of property and equipment from affiliated companies	—	—	(842)	—	—	—	(842)
Loss on transfer of other long-term assets from an affiliated company	—	—	(7,740)	—	—	—	(7,740)
Change in shareholding of subsidiaries	—	—	2,424	—	—	(2,424)	—

BALANCE AT DECEMBER 31, 2015	2	—	517,438	(126)	(342,309)	(2,424)	172,579
Net loss for the year	—	—	—	—	(250,817)	(5,203)	(256,020)
Change in fair value of interest rate swap agreements	—	—	—	61	—	—	61
Issuance of share	1	—	939,805	—	—	—	939,805
Loss on purchase of property and equipment from an affiliated company	—	—	(134)	—	—	(5)	(139)

BALANCE AT DECEMBER 31, 2016	3	$—	$1,457,109	$(65)	$(593,126)	$(7,632)	$856,286

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(256,020)	$(219,117)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	165,702	39,853
Amortization of deferred financing costs	23,642	3,863
Amortization of discount on loan from an affiliated company	30,261	3,729
Interest income on restricted cash	(128)	(2,275)
Gain on disposal of property and equipment	(444)	—
Allowance for doubtful debts	588	—
Loss on extinguishment of debt	17,435	—
Write-off of deferred financing costs on modification of debt	8,101	7,011
Changes in operating assets and liabilities:
Accounts receivable	2,862	(6,145)
Amounts due from affiliated companies	27,689	8,511
Inventories and prepaid expenses and other	3,970	(19,830)
Long-term prepayments, deposits and other assets	(8,699)	(10,940)
Accounts payable and accrued expenses and other	(4,322)	31,519
Amounts due to affiliated companies	(907)	33,428
Other long-term liabilities	292	15,068

Net cash provided by (used in) operating activities	10,022	(115,325)

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for acquisition of property and equipment	(110,530)	(764,282)
Fund to an affiliated company	(8,492)	(47,033)
Advance payments and deposits for acquisition of property and equipment	(329)	(18,866)
Advance to an affiliated company	(200)	—
Repayment from (loan to) an affiliated company	2,000	(2,000)
Proceeds from sale of property and equipment and other long-term assets	13,513	20,481
Changes in restricted cash	270,396	1,069,352
Payment for transfer of other long-term assets from an affiliated company	—	(74,902)
Payment for land use right	—	(24,376)

Net cash provided by investing activities	166,358	158,374

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt	(95,560)	—
Payment of deferred financing costs	(27,226)	(2,887)
Advance from an affiliated company	—	8,161
Proceed from issuance of share	—	225,000

Net cash (used in) provided by financing activities	(122,786)	230,274

NET INCREASE IN CASH AND CASH EQUIVALENTS	53,594	273,323
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	276,484	3,161

CASH AND CASH EQUIVALENTS AT END OF YEAR	$330,078	$276,484

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year Ended December 31,
	2016	2015
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest, net of amounts capitalized	$(132,942)	$(16,682)
NON-CASH INVESTING AND FINANCING ACTIVITIES
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	24,868	83,310
Change in amounts due from/to affiliated companies related to acquisition of property and equipment and other long-term assets	12,102	5,293
Change in amounts due from affiliated companies related to sale of property and equipment and other long-term assets	715	8,641
Deferred financing costs included in accrued expenses and other current liabilities	3,180	7,669
Issuance of share through assignment of balance and settlement of advance from an affiliated company	939,805	—
Loan from an affiliated company offsetting advance from an affiliated company	—	607,269

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Studio City Investments Limited (the “Company”) was incorporated in the British Virgin Islands (“BVI”). As of December 31, 2016 and 2015, the Company together with its subsidiaries (collectively referred to as the “Group”) were indirectly wholly-owned by Studio City International Holdings Limited (“Studio City International”), which in turn was 60% held indirectly by Melco Resorts & Entertainment Limited (formerly known as Melco Crown Entertainment Limited) (“Melco”) and 40% held directly by New Cotai, LLC (“New Cotai”). Melco’s American depositary shares are listed on the NASDAQ Global Select Market in the United States of America.

As of December 31, 2015, the major shareholders of Melco were Melco International Development Limited (“Melco International”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), and Crown Resorts Limited (“Crown”), an Australian-listed corporation. As of December 31, 2016, Melco International is the single largest shareholder of Melco due to the completion of the shares repurchase by Melco from a subsidiary of Crown followed by the cancelation of such shares with certain changes in the composition of the board of directors of Melco in May 2016.

The Company conducts its principal activities through its subsidiaries, which are located in the Macau Special Administrative Region of the People’s Republic of China (“Macau”) and BVI. The Group currently operates the non-gaming operations of Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau, and provides gaming related services to Melco Crown (Macau) Limited (“Melco Crown Macau”), a subsidiary of Melco which holds the gaming subconcession in Macau, for the operations of the gaming area at Studio City (“Studio City Casino”). Studio City commenced operations on October 27, 2015.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

(c)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Group estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less when purchased.

Cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e)	Restricted Cash

The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Group expects those funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents those funds that will not be released or utilized within the next twelve months.

(f)	Accounts Receivable and Credit Risk

Accounts receivable, including hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the industry and current economic and business conditions. Management believes that as of December 31, 2016 and 2015, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or market value. Cost is calculated using the first-in, first-out, weighted average and specific identification methods.

(h)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization, and impairment losses, if any. Gains or losses on dispositions of property and equipment are included in operating loss. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of Studio City, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as Studio City’s facilities are completed and opened.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Property and Equipment - continued

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. Estimated useful lives are as follows:

Buildings	4 to 40 years
Motor vehicles	5 years
Leasehold improvements	4 to 10 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 15 years

(i)	Other Long-term Assets

Other long-term assets, represent the payments for the future economic benefits of certain plant and equipment for the operations of the Studio City Casino transferred from Melco Crown Macau to the Group pursuant to the Services Agreement as defined in Note 2(n) (the “Studio City Gaming Assets”), are stated at cost, net of accumulated amortization, and impairment losses, if any. The legal ownerships of the Studio City Gaming Assets are retained by Melco Crown Macau.

Amortization is recognized so as to write off the cost of the Studio City Gaming Assets using straight-line method over the respective estimated useful lives of the Studio City Gaming Assets, ranging from 2 to 10 years.

An item of the Studio City Gaming Assets is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of an item of the Studio City Gaming Assets. Any gain or loss arising on the disposal or retirement of an item of the Studio City Gaming Assets is determined as the difference between the sale proceeds and the carrying amount of an item of the Studio City Gaming Assets and is recognized in the consolidated statements of operations.

(j)	Capitalized Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred financing costs associated with major development and construction projects are capitalized and included in the cost of the project. The capitalization of interest and amortization of deferred financing costs cease when the project is substantially completed or the development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expenses incurred amounted to $163,871 and $77,950, of which nil and $51,353 were capitalized during the years ended December 31, 2016 and 2015, respectively. Amortization of deferred financing costs of $23,642 and $23,062, net of amortization capitalized of nil and $19,199, were recorded during the years ended December 31, 2016 and 2015, respectively.

(k)	Impairment of Long-lived Assets

The Group evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Group then compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

No impairment loss was recognized during the years ended December 31, 2016 and 2015.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method.

(m)	Land Use Right

Land use right is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated term of the land use right.

The land concession contract in Macau has an initial term of 25 years and is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The land use right was originally amortized over the initial term of 25 years, in which the expiry date of the land use right of Studio City is October 2026. The estimated term of the land use right is periodically reviewed. For the review of such estimated term of the land use right under the land concession contract, the Group considered factors such as the business and operating environment of the gaming industry in Macau, laws and regulations in Macau and the Group’s development plans. As a result, effective from October 1, 2015, the estimated term of the land use right under the land concession contract for Studio City, in accordance with the relevant accounting standards, has been extended to October 2055 which aligned with the estimated useful lives of certain buildings assets of 40 years as disclosed in Note 2(h). The change in estimated term of the land use right under the land concession contract has resulted in a reduction in amortization of land use right and net loss attributable to Studio City Investments Limited of $2,195 for the year ended December 31, 2015.

(n)	Revenue Recognition and Promotional Allowances

The Group recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Revenues from provision of gaming related services represent revenues arising from the provision of facilities for the operations of Studio City Casino by Melco Crown Macau and services related thereto pursuant to a services agreement dated May 11, 2007, as amended on June 15, 2012, entered into between one of the Company’s subsidiaries and Melco Crown Macau and the related arrangement (“Services Agreement”), under which Melco Crown Macau operates the Studio City Casino.

Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fees, adjusted for contractual base fees and operating fees escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreements. Revenue from the provision of management services is recognized when the services are provided and are included in entertainment, retail and other revenues.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Revenue Recognition and Promotional Allowances - continued

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2016 and 2015 is reclassified from rooms costs, food and beverage costs, entertainment, retail and other services costs and is included in cost of provision of gaming related services as follows:

	Year Ended December 31,
	2016	2015
Rooms	$298	$62
Food and beverage	1,650	418
Entertainment, retail and others	1,461	194

	$3,409	$674

(o)	Pre-opening Costs

Pre-opening costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations and are expensed as incurred. During the years ended December 31, 2016 and 2015, the Group incurred pre-opening costs in connection with the development of Studio City. The Group also incurs pre-opening costs on other one-off activities related to the marketing of new facilities and operations.

(p)	Advertising and Promotional Costs

The Group expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $20,083 and $39,358 for the years ended December 31, 2016 and 2015, respectively.

(q)	Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of the Company during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.

The functional currencies of the Company and its major subsidiaries are the United States dollar (“$” or “US$”), the Hong Kong dollar (“HK$”) or the Macau Pataca, respectively. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive loss.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)	Income Tax

The Group is subject to income taxes in Macau where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Group’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Group assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based solely on the technical merits, of being sustained on examinations.

(s)	Accounting for Derivative Instruments and Hedging Activities

The Group uses derivative financial instruments such as floating-for-fixed interest rate swap agreements to manage its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the Group’s Studio City Project Facility (as defined in Note 7). All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statements of operations or comprehensive income, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields. All outstanding interest rate swap agreements have expired during the year ended December 31, 2016. Further information on the Group’s interest rate swap agreements is included in Note 7.

(t)	Comprehensive Loss and Accumulated Other Comprehensive Losses

Comprehensive loss includes net loss, foreign currency translation adjustment and change in fair value of interest rate swap agreements and is reported in the consolidated statements of comprehensive income.

As of December 31, 2016 and 2015, the Group’s accumulated other comprehensive losses consisted of the following:

	December 31,
	2016	2015
Foreign currency translation adjustment	$(65)	$(65)
Change in fair value of interest rate swap agreements	—	(61)

	$(65)	$(126)

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncement:

In April 2015, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. In August 2015, the FASB issued an accounting standard update which clarifies that the guidance issued in April 2015 is not required to be applied to line-of-credit arrangements. The debt issuance costs related to line-of-credit arrangements shall be continue to be presented as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the arrangement. The guidance was effective as of January 1, 2016 and the Group adopted the new guidance on a retrospective basis. As a result, debt issuance costs of $48,734 related to the Group’s non-current portion of long-term debt were reclassified from deferred financing costs, net to a direct reduction of the long-term debt, net; and debt issuance costs of $3,111 related to the Group’s current portion of long-term debt were reclassified from deferred financing costs, net to a direct reduction of the current portion of long-term debt, net in the accompanying consolidated balance sheet as of December 31, 2015.

Recent Accounting Pronouncements Not Yet Adopted:

In May 2014, the FASB issued an accounting standard update which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principal of this new revenue recognition model is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In August 2015, the FASB issued an accounting standard update which defers the effective date of the new revenue recognition accounting guidance by one year, to annual and interim periods beginning after December 15, 2017, and early adoption is permitted for annual and interim periods beginning after December 15, 2016. From March 2016 through May 2016, the FASB issued accounting standard updates which amend and further clarify the new revenue guidance such as reporting revenue as a principal versus agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability and presentation of sales taxes. The guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements. The Group anticipates the goods and services furnished to guests without charge currently included in gross revenue and deducted as promotional allowances in the accompanying consolidated statements of operations will be presented on a net basis.

In November 2015, the FASB issued an accounting standard update which simplifies balance sheet classification of deferred taxes. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as non-current. The guidance is effective for interim and fiscals years beginning after December 15, 2016, with early adoption permitted. The guidance can be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u)	Recent Changes in Accounting Standards - continued

Recent Accounting Pronouncements Not Yet Adopted: - continued

In February 2016, the FASB issued an accounting standard update on leases, which amends various aspects of existing accounting guidance for leases. The guidance requires all lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. The guidance is effective for interim and fiscals years beginning after December 15, 2018, with early adoption permitted. The guidance should be applied at the beginning of the earliest period presented using a modified retrospective approach. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements. The Group anticipates the primary effect upon adoption of this guidance is an increase in assets and liabilities on the accompanying consolidated balance sheet.

In August 2016, the FASB issued an accounting standard update which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. The guidance is effective for interim and fiscal years beginning after December 15, 2017, with early adoption is permitted. The guidance should be applied retrospectively. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In November 2016, the FASB issued an accounting standard update which amends and clarifies the guidance on the classification and presentation of restricted cash in the statement of cash flows. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, restricted cash and restricted cash equivalents. Accordingly, restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The guidance is effective for interim and fiscals years beginning after December 15, 2017, with early adoption permitted. The guidance should be applied retrospectively to all prior periods. The adoption of this guidance will impact the presentation and classification of restricted cash in the Group’s consolidated statements of cash flows.

(v)	Reclassifications

Certain amounts in the consolidated balance sheet as of December 31, 2015 have been reclassified, which have no effect on previously reported net loss, to conform to the current year presentation.

3.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2016	2015
Hotel	$1,915	$5,650
Other	1,368	495

Sub-total	3,283	6,145
Less: allowance for doubtful debts	(588)	—

	$2,695	$6,145

During the years ended December 31, 2016 and 2015, the Group has provided allowance for doubtful debts of $588 and nil, respectively, and no accounts receivable was directly written off in each of those periods.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

4.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2016	2015
Cost
Buildings	$2,204,804	$2,142,203
Furniture, fixtures and equipment	194,977	194,859
Leasehold improvements	58,052	57,360
Motor vehicles	3	3
Construction in progress	—	14,355

Sub-total	2,457,836	2,408,780
Less: accumulated depreciation and amortization	(168,137)	(26,901)

Property and equipment, net	$2,289,699	$2,381,879

As of December 31, 2015, construction in progress in relation to Studio City included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized which, in the aggregate, amounted to $1,255.

5.	LAND USE RIGHT, NET

	December 31,
	2016	2015
Cost	$178,464	$178,464
Less: accumulated amortization	(49,469)	(46,146)

Land use right, net	$128,995	$132,318

6.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2016	2015
Property and equipment payables	$112,079	$159,200
Operating expense and other accruals and liabilities	32,432	39,006
Customer deposits and ticket sales	4,213	6,763

	$148,724	$204,969

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

7.	LONG-TERM DEBT, NET

Long-term debt, net consisted of the following:

	December 31,
	2016	2015
Studio City Project Facility (net of unamortized deferred financing costs of $51,845)	$—	$1,243,844
2016 Studio City Credit Facilities	129	—
2016 5.875% SC Secured Notes (net of unamortized deferred financing costs of $6,753)	343,247	—
2016 7.250% SC Secured Notes (net of unamortized deferred financing costs of $16,596)	833,404	—

	1,176,780	1,243,844
Current portion of long-term debt (net of unamortized deferred financing costs of $3,111)	—	(74,630)

	$1,176,780	$1,169,214

Studio City Project Facility

On January 28, 2013, Studio City Company Limited (“Studio City Company” or the “Studio City Borrower”), a subsidiary of the Company, entered into a HK$10,855,880,000 (equivalent to $1,395,357) senior secured credit facilities, as amended from time to time (the “Studio City Project Facility”), consisted of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the “Studio City Term Loan Facility”) and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the “Studio City Revolving Credit Facility”), both of which were denominated in Hong Kong dollars to fund the Studio City project. On November 18, 2015, the Studio City Borrower amended the Studio City Project Facility including changing the Studio City project opening date condition from 400 to 250 tables, consequential adjustments to the financial covenants, and rescheduling the commencement of financial covenant testing (the “Amendments to the Studio City Project Facility”). The Group recorded a $7,011 costs associated with debt modification during the year ended December 31, 2015 in connection with the Amendments to the Studio City Project Facility.

On November 30, 2016, the Studio City Project Facility was further amended and restated (and defined as the “2016 Studio City Credit Facilities”) as described below. On November 30, 2016 (December 1, 2016 Hong Kong time), the Studio City Borrower rolled over HK$1,000,000 (equivalent to $129) of the Studio City Term Loan Facility under the Studio City Project Facility into the 2016 SC Term Loan Facility as described below under the 2016 Studio City Credit Facilities, and repaid in full the remaining outstanding amount of the Studio City Term Loan Facility under the Studio City Project Facility of HK$9,777,046,200 (equivalent to $1,256,690) with net proceeds from the offering of the 2016 Studio City Secured Notes as described below together with cash on hand.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

7.	LONG-TERM DEBT, NET - continued

Studio City Project Facility - continued

The indebtedness under the Studio City Project Facility was guaranteed by the Company and its subsidiaries (other than the Studio City Borrower). Security for the Studio City Project Facility included: a first-priority mortgage over the land where Studio City is located, such mortgage will also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; all bank accounts of the Company and its subsidiaries; as well as other customary security. Certain bank accounts of Melco Crown Macau related solely to the operations of the Studio City gaming area which were funded from the proceeds of the Studio City Project Facility were pledged as security for the Studio City Project Facility and related finance documents. Upon the amendment to the Studio City Project Facility to 2016 Studio City Credit Facilities on November 30, 2016 as described below, those bank accounts pledged under Studio City Project Facility and related finance documents were reclassified from restricted cash to cash and cash equivalents in the consolidated balance sheets. As of December 31, 2016, all bank accounts of Melco Crown Macau related solely to the operations of the Studio City gaming area are pledged under 2016 Studio City Credit Facilities and related finance documents.

The Studio City Project Facility contained certain covenants for such financings and there were provisions that limited or prohibited certain payments of dividends and other distributions by the Company, the Studio City Borrower and its subsidiaries (together, the “Studio City Borrowing Group”) to companies or persons who were not members of the Studio City Borrowing Group.

Borrowings under the Studio City Project Facility bore interest at Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin of 4.50% per annum until September 30, 2016, at which time the Studio City Project Facility bore interest at HIBOR plus a margin ranging from 3.75% to 4.50% per annum as determined in accordance with the total leverage ratio in respect of the Studio City Borrowing Group. The Studio City Borrower was obligated to pay a commitment fee on the undrawn amount of the Studio City Project Facility and recognized loan commitment fees on the Studio City Project Facility of $1,647 and $1,794 during the years ended December 31, 2016 and 2015, respectively.

In connection with the Studio City Project Facility, Studio City International was required to procure a contingent equity undertaking or similar (with a liability cap of $225,000) granted in favor of the security agent for the Studio City Project Facility to, amongst other things, pay agreed project costs (i) associated with construction of Studio City and (ii) for which the facility agent under the Studio City Project Facility has determined there was no other available funding under the terms of the Studio City Project Facility. In support of such contingent equity undertaking, Studio City International had deposited a bank balance of $225,000 in an account secured in favor of the security agent for the Studio City Project Facility (“Cash Collateral”), which was required to be maintained until the construction completion date of the Studio City had occurred, certain debt service reserve and accrual accounts had been funded to the required balance and the financial covenants had been complied with. The Amendments to the Studio City Project Facility on November 18, 2015 included a creation of a new secured liquidity account (“Liquidity Account”) to be held in the name of the Studio City Borrower and to be credited with the Cash Collateral as a liquidity amount for the general corporate and working capital purposes of the Studio City group. On November 30, 2015, the Cash Collateral was transferred to the Liquidity Account and was released from restricted cash.

The Studio City Borrower was required in accordance with the terms of the Studio City Term Loan Facility to enter into agreements to ensure that at least 50% of the aggregate of drawn Studio City Term Loan Facility and the $825,000 in aggregate principal amount of 8.50% senior notes due 2020 (the “2012 Studio City Notes”) issued by Studio City Finance Limited (“Studio City Finance”, which holds 100% direct interest in the Company) on November 26, 2012, were subject to interest rate protection, by way of interest rate swap agreements, caps, collars or other agreements agreed with the facility agent under the Studio City Project Facility to limit the impact of increases in interest rates on its floating rate debt, for a period of not less than three years from the date of the first drawdown of the Studio City Term Loan Facility. During the years ended December 31, 2016 and 2015, the Studio City Borrower entered into certain floating-for-fixed interest rate swap agreements to limit its exposure to interest rate risk. Under the interest rate swap agreements, the Studio City Borrower paid a fixed interest rate of the notional amount, and received variable interest which was based on the applicable HIBOR for each of the payment dates. The interest rate protection requirement was removed upon the 2016 Studio City Credit Facilities became effective on November 30, 2016. As of December 31, 2016, there was no outstanding interest rate swap agreements entered by the Studio City Borrower.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

7.	LONG-TERM DEBT, NET - continued

2016 Studio City Credit Facilities

On November 30, 2016, the Studio City Borrower amended and restated the Studio City Project Facility (the “2016 Studio City Credit Facilities”), among other things: (i) reduced the size of the then total available facilities from HK$10,855,880,000 (equivalent to $1,395,357) to HK$234,000,000 (equivalent to $30,077), comprising a HK$1,000,000 (equivalent to $129) term loan facility (the “2016 SC Term Loan Facility”) which is rolled over from the Studio City Term Loan Facility under the Studio City Project Facility and a HK$233,000,000 (equivalent to $29,948) revolving credit facility (the “2016 SC Revolving Credit Facility”); (ii) removed certain lenders originally under the Studio City Project Facility; (iii) extended the repayment maturity date; and (iv) reduced and removed certain restrictions imposed by the covenants in the Studio City Project Facility, including but not limited to, increased flexibility to move cash within borrowing group which included the Company, the Studio City Borrower and its subsidiaries as defined under the 2016 Studio City Credit Facilities (the “2016 Studio City Borrowing Group”), removed all maintenance financial covenants and reduced reporting requirements. The amendment of the Studio City Project Facility to the 2016 Studio City Credit Facilities and the issuance of 2016 Studio City Secured Notes (as described below) are connected to the refinancing of the Studio City Project Facility. The Group recorded a $17,435 loss on extinguishment of debt and a $8,101 costs associated with debt modification during the year ended December 31, 2016 in connection with such amendments. As of December 31, 2016, the 2016 SC Term Loan Facility had been fully drawn down with an outstanding amount of HK$1,000,000 (equivalent to $129), and the entire 2016 SC Revolving Credit Facility of HK$233,000,000 (equivalent to $29,948) remains available for future drawdown as of December 31, 2016.

The 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility mature on November 30, 2021 (December 1, 2021 Hong Kong time). The 2016 SC Term Loan Facility has to be repaid at maturity with no interim amortization payments. The 2016 SC Revolving Credit Facility is available from January 1, 2017 up to the date that is one month prior to the 2016 SC Revolving Credit Facility’s final maturity date. The 2016 SC Term Loan Facility is collateralized by cash collateral equal to HK$1,012,500 (equivalent to $130) (representing the principal amount of the 2016 SC Term Loan Facility plus expected interest expense in respect of the 2016 SC Term Loan Facility for one financial quarter). The Studio City Borrower is subject to mandatory prepayment requirements in respect of various amounts of the 2016 SC Revolving Credit Facility as specified in the 2016 Studio City Credit Facilities; in the event of the disposal of all or substantially all of the business and assets of the 2016 Studio City Borrowing Group, the 2016 Studio City Credit Facilities are required to be repaid in full. In the event of a change of control, the Studio City Borrower may be required, at the election of any lender under the 2016 Studio City Credit Facilities, to repay such lender in full (other than in respect of the principal amount of the 2016 SC Term Loan Facility).

The indebtedness under the 2016 Studio City Credit Facilities is guaranteed by the Company and its subsidiaries (other than the Studio City Borrower), which apply on and from November 30, 2016. Security for the 2016 Studio City Credit Facilities includes a first-priority mortgage over any rights under land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The 2016 Studio City Credit Facilities contain certain affirmative and negative covenants customary for such financings, as well as affirmative, negative and financial covenants equivalent to those contained in the 2016 Studio City Secured Notes. The 2016 Studio City Credit Facilities are secured, on an equal basis with the 2016 Studio City Secured Notes, by substantially all of the material assets of the Company and its subsidiaries (other than the Studio City Borrower) (although obligations under the 2016 Studio City Credit Facilities that are secured by common collateral securing the 2016 Studio City Secured Notes will have priority over the 2016 Studio City Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral). In addition, the 2016 Studio City Secured Notes are also separately secured by certain specified bank accounts.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

7.	LONG-TERM DEBT, NET - continued

2016 Studio City Credit Facilities - continued

The 2016 Studio City Credit Facilities contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Company, the Company and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments (including dividends and distribution with respect to shares of Studio City Company) and investments; (iii) prepay or redeem subordinated debt or equity and make payments of principal of the 2012 Studio City Notes; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the Collateral as defined below; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with shareholders or affiliates; and (xi) effect a consolidation or merger. The 2016 Studio City Credit Facilities also contains conditions and events of default customary for such financings.

There are provisions that limit certain payments of dividends and other distributions by the 2016 Studio City Borrowing Group to companies or persons who are not members of the 2016 Studio City Borrowing Group. As of December 31, 2016, the net assets of the Company and its restricted subsidiaries of approximately $856,000 were restricted from being distributed under the terms of the 2016 Studio City Credit Facilities.

Borrowings under the 2016 Studio City Credit Facilities bear interest at HIBOR plus a margin of 4% per annum. The Studio City Borrower may select an interest period for borrowings under the 2016 Studio City Credit Facilities of one, two, three or six months or any other agreed period. The Studio City Borrower is obligated to pay a commitment fee on the undrawn amount of the 2016 SC Revolving Credit Facility from January 1, 2017.

2016 Studio City Secured Notes

On November 30, 2016, Studio City Company issued $350,000 in aggregate principal amount of 5.875% senior secured notes due 2019 (the “2016 5.875% SC Secured Notes”) and $850,000 in aggregate principal amount of 7.250% senior secured notes due 2021 (the “2016 7.250% SC Secured Notes” and together with the 2016 5.875% SC Secured Notes, the “2016 Studio City Secured Notes”) and both priced at 100%. The 2016 5.875% SC Secured Notes and 2016 7.250% SC Secured Notes mature on November 30, 2019 and November 30, 2021, respectively, and the interest on the 2016 5.875% SC Secured Notes and 2016 7.250% SC Secured Notes is accrued at a rate of 5.875% and 7.250% per annum, respectively, and is payable semi-annually in arrears on May 30 and November 30 of each year, commencing on May 30, 2017.

The 2016 Studio City Secured Notes are senior secured obligations of Studio City Company, rank equally in right of payment with all existing and future senior indebtedness of Studio City Company (although any liabilities in respect of obligations under the 2016 Studio City Credit Facilities that are secured by common collateral securing the 2016 Studio City Secured Notes will have priority over the 2016 Studio City Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral) and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Company and effectively subordinated to Studio City Company’s existing and future secured indebtedness that is secured by assets that do not secure the 2016 Studio City Secured Notes, to the extent of the assets securing such indebtedness. All of the existing subsidiaries of the Company (other than Studio City Company) and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities) (the “2016 Studio City Secured Notes Guarantors”) jointly, severally and unconditionally guarantee the 2016 Studio City Secured Notes on a senior basis (the “2016 Studio City Secured Notes Guarantees”). The 2016 Studio City Secured Notes Guarantees are senior obligations of the 2016 Studio City Secured Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2016 Studio City Secured Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2016 Studio City Secured Notes Guarantors. The 2016 Studio City Secured Notes Guarantees are pari passu to the 2016 Studio City Secured Notes Guarantors’ obligations under the 2016 Studio City Credit Facilities, and effectively subordinated to any future secured indebtedness that is secured by assets that do not secure the 2016 Studio City Secured Notes and the 2016 Studio City Secured Notes Guarantees, to the extent of the value of the assets.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

7.	LONG-TERM DEBT, NET - continued

2016 Studio City Secured Notes - continued

The common collateral (shared with the 2016 Studio City Credit Facilities) includes a first-priority mortgage over any rights under land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. Each series of the 2016 Studio City Secured Notes is secured by the common collateral and, in addition, certain bank accounts (together with the common collateral, the “Collateral”).

On November 30, 2016 (December 1, 2016 Hong Kong time), the Group used the net proceeds from the offering, together with cash on hand, to fund the repayment of the Studio City Project Facility.

Studio City Company has the option to redeem all or a portion of the 2016 5.875% SC Secured Notes at any time prior to November 30, 2019, at a “make-whole” redemption price. In addition, Studio City Company has the option to redeem up to 35% of the 2016 5.875% SC Secured Notes with the net cash proceeds of certain equity offerings at a fixed redemption price at any time prior to November 30, 2019. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2016 Studio City Secured Notes, Studio City Company also has the option to redeem in whole, but not in part the 2016 5.875% SC Secured Notes at fixed redemption prices.

Studio City Company has the option to redeem all or a portion of the 2016 7.250% SC Secured Notes at any time prior to November 30, 2018, at a “make-whole” redemption price. Thereafter, Studio City Company has the option to redeem all or a portion of the 2016 7.250% SC Secured Notes at any time at fixed redemption prices that decline ratably over time. In addition, Studio City Company has the option to redeem up to 35% of the 2016 7.250% SC Secured Notes with the net cash proceeds of certain equity offerings at a fixed redemption price at any time prior to November 30, 2018. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2016 Studio City Secured Notes, Studio City Company also has the option to redeem in whole, but not in part the 2016 7.250% SC Secured Notes at fixed redemption prices.

In the event that the 2012 Studio City Notes are not refinanced or repaid in full by June 1, 2020 in accordance with the terms of the 2016 7.250% SC Secured Notes (and in the case of a refinancing, with refinancing indebtedness with a weighted average life to maturity no earlier than 90 days after the stated maturity date of the 2016 7.250% SC Secured Notes), each holder of the 2016 7.250% SC Secured Notes will have the right to require Studio City Company to repurchase all or any part of such holder’s 2016 7.250% SC Secured Notes at a fixed redemption price.

The indenture governing the 2016 Studio City Secured Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Company, the Company and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments (including dividends and distribution with respect to shares of Studio City Company) and investments; (iii) prepay or redeem subordinated debt or equity and make payments of principal of the 2012 Studio City Notes; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the Collateral; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with shareholders or affiliates; and (xi) effect a consolidation or merger. The indenture governing the 2016 Studio City Secured Notes also contains conditions and events of default customary for such financings.

There are provisions under the indenture governing the 2016 Studio City Secured Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Company, the Company and their respective restricted subsidiaries to companies or persons who are not Studio City Company, the Company and their respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2016, the net assets of the Company and its restricted subsidiaries of approximately $856,000 were restricted from being distributed under the terms of the 2016 Studio City Secured Notes.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

7.	LONG-TERM DEBT, NET - continued

During the years ended December 31, 2016 and 2015, the Group’s average borrowing rates were approximately 4.94% and 4.73% per annum, respectively.

Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs) as of December 31, 2016 are as follows:

Year ending December 31,
2017	$—
2018	—
2019	350,000
2020	—
2021	850,129

$1,200,129

8.	FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•	Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash and cash equivalents and restricted cash approximated fair value and were classified as level 1 in the fair value hierarchy. The carrying values of long-term deposits and other long-term liabilities approximated fair value and were classified as level 2 in the fair value hierarchy. The estimated fair value of long-term debt as of December 31, 2016 and 2015, which included the 2016 Studio City Secured Notes, the 2016 Studio City Credit Facilities and the Studio City Project Facility, were approximately $1,246,727 and $1,295,689, respectively, as compared to its carrying value, excluding unamortized deferred financing costs, of $1,200,129 and $1,295,689, respectively. Fair value was estimated using quoted market prices and was classified as level 1 in the fair value hierarchy for the 2016 Studio City Secured Notes. Fair values for loan to/loan from an affiliated company, the 2016 Studio City Credit Facilities and the Studio City Project Facility approximated the carrying values as the instruments carried either variable interest rates or the fixed interest rate approximated the market rate and were classified as level 2 in the fair value hierarchy.

As of December 31, 2016 and 2015, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

9.	CAPITAL STRUCTURE

As of December 31, 2016 and 2015, the Company’s authorized share capital was 50,000 shares of $1 par value per share.

On November 30, 2015, the Company issued 1 ordinary share of $1 par value per share to Studio City Finance for a consideration of $225,000.

On September 30, 2016, the Company issued 1 ordinary share of $1 par value per share to Studio City Finance for a consideration of $939,805 (further details please refer to Note 14(f)).

As of December 31, 2016 and 2015, 3 and 2 ordinary shares were issued and fully paid, respectively.

10.	INCOME TAXES

The income tax expense consisted of:

	Year Ended December 31,
	2016	2015
Income tax expense - deferred:
Macau Complementary Tax	$467	$333

A reconciliation of the income tax expense from loss before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2016	2015
Loss before income tax	$(255,553)	$(218,784)
Macau Complementary Tax rate	12%	12%
Income tax credit at Macau Complementary Tax rate	(30,666)	(26,254)
Effect of income for which no income tax expense is payable	(1)	—
Effect of expense for which no income tax benefit is receivable	26,485	5,711
Effect of profits exempted from Macau Complementary Tax	(11,890)	—
Losses that cannot be carried forward	—	979
Change in valuation allowance	16,539	19,897

	$467	$333

The Company and certain of its subsidiaries are exempt from tax in BVI, where they are incorporated. The Company’s remaining subsidiaries incorporated in Macau are subject to Macau Complementary Tax during the years ended December 31, 2016 and 2015.

Macau Complementary Tax is provided at 12% on the estimated taxable income earned in or derived from Macau during the years ended December 31, 2016 and 2015, if applicable. No provision for Macau Complementary Tax for the years ended December 31, 2016 and 2015 was made as there was no taxable income in respect of subsidiaries of the Company that operate in Macau.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	INCOME TAXES - continued

One of the Company’s subsidiaries in Macau has been exempted from Macau Complementary Tax on profits generated from income received from Melco Crown Macau under the Services Agreement until 2016, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax pursuant to a notice issued by the Macau Government in January 2015. Additionally, this subsidiary received an exemption for an additional five years from 2017 to 2021 pursuant to an approval notice issued by the Macau Government in January 2017. The non-gaming profits and dividend distributions of such subsidiary to its shareholders continue to be subject to Macau Complementary Tax.

The effective tax rates for the years ended December 31, 2016 and 2015 were negative rates of 0.2% in each of those periods. Such rates for the years ended December 31, 2016 and 2015 differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of expenses for which no income tax benefit is receivable and the effect of change in valuation allowance for the relevant years together with the effect of profits exempted from Macau Complementary Tax for the year ended December 31, 2016.

The net deferred tax liabilities as of December 31, 2016 and 2015 consisted of the following:

	December 31,
	2016	2015
Deferred tax assets
Net operating loss carried forwards	$34,416	$20,599
Depreciation and amortization	4,037	—
Deferred deductible expenses	2,454	3,994

Sub-total	40,907	24,593

Valuation allowances
Current	(612)	(47)
Long-term	(40,295)	(24,546)

Sub-total	(40,907)	(24,593)

Total deferred tax assets	—	—

Deferred tax liabilities
Unrealized capital allowance	(800)	(333)

Total deferred tax liabilities	(800)	(333)

Deferred tax liabilities, net	$(800)	$(333)

As of December 31, 2016 and 2015, valuation allowances of $40,907 and $24,593 were provided, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2016, adjusted operating tax loss carry forwards, amounting to $5,097, $166,850 and $114,852 will expire in 2017, 2018 and 2019, respectively. Adjusted operating tax loss carried forward of $393 has expired during the year ended December 31, 2016.

Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

Aggregate undistributed earnings of a foreign subsidiary of the Company available for distribution to the Company of approximately $88,419 as at December 31, 2016 are considered to be indefinitely reinvested. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $10,610 as at December 31, 2016.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	INCOME TAXES - continued

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2016 and 2015 and there is no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. As of December 31, 2016 and 2015, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company’s subsidiaries remain open and subject to examination by the tax authority of Macau until the statute of limitations expire in 5 years.

11.	EMPLOYEE BENEFIT PLANS

The Group provides defined contribution plans for its employees in Macau. Certain executive officers of the Group are members of defined contribution plan in Hong Kong operated by Melco. During the years ended December 31, 2016 and 2015, the Group’s contributions into these plans were $11 and $176, respectively.

12.	DISTRIBUTION OF PROFITS

All subsidiaries of the Company incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2016 and 2015, the legal reserve was nil in each of those periods and no reserve was set aside during the years ended December 31, 2016 and 2015.

The Group’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the respective indentures governing the relevant senior notes, credit facility agreements and other associated agreements, details of which are disclosed in Note 7 under each of the respective borrowings.

The indenture governing the 2012 Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by Studio City Finance and its restricted subsidiaries (including the Company).

During the years ended December 31, 2016 and 2015, the Company did not declare or pay any cash dividends on the ordinary shares. No dividends have been proposed since the end of the reporting period.

13.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2016, the Group had capital commitments contracted for but not incurred for the acquisition of property and equipment for Studio City totaling $675.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

13.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Lease Commitments

As Grantor of Operating Leases

The Group entered into non-cancelable operating agreements mainly for mall spaces in Studio City with various retailers that expire at various dates through October 2025. Certain of the operating agreements include minimum base fees with escalated contingent fee clauses. During the years ended December 31, 2016 and 2015, the Group earned contingent fees of $9,755 and $1,330, respectively.

As of December 31, 2016, minimum future fees to be received under all non-cancelable operating agreements were as follows:

Year ending December 31,
2017	$15,783
2018	28,180
2019	19,621
2020	14,037
2021	2,779

$80,400

The total minimum future fees do not include the escalated contingent fee clauses.

(c)	Other Commitment

Land Concession Contract

One of the Company’s subsidiaries has entered into a concession contract for the land in Macau on which Studio City is located (“Studio City Land”). The title to the land lease right is obtained once the related land concession contract is published in the Macau official gazette. The contract has a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The Company’s land holding subsidiary is required to i) pay an upfront land premium, which is recognized as land use right in the consolidated balance sheets and a nominal annual government land use fee, which is recognized as general and administrative expense and may be adjusted every five years; and ii) place a guarantee deposit upon acceptance of the land lease terms, which is subject to adjustments from time to time in line with the amounts paid as annual land use fee. During the land concession term, amendments have been sought which have or will result in revisions to the development conditions, land premium and government land use fees.

On September 23, 2015, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Studio City Land. Such amendment reflected the change to build a five-star hotel to a four-star hotel. According to the revised land amendment, the government land use fees were $490 per annum during the development period of Studio City; and $1,131 per annum after the development period. As of December 31, 2016, the Group’s total commitment for government land use fees for Studio City Land to be paid during the remaining term of the land concession contract which expires in October 2026 was $10,034.

In October 2016, the Group filed an application with the Macau government requesting an extension of the development period under the land concession contract for Studio City Land. Such application is being reviewed by the Macau government as of the date of this report.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

13.	COMMITMENTS AND CONTINGENCIES - continued

(d)	Guarantees

Except as disclosed in Note 7, the Group has made the following significant guarantees as of December 31, 2016:

2012 Studio City Notes

The 2012 Studio City Notes are secured by a first-priority security interest in certain specific bank accounts incidental to the 2012 Studio City Notes and a pledge of certain intercompany loans as defined under the 2012 Studio City Notes. All of the existing subsidiaries of Studio City Finance (including the Company) and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities (which amended and restated the Studio City Project Facility) as described in Note 7) (the “2012 Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the 2012 Studio City Notes on a senior basis (the “2012 Studio City Notes Guarantees”). The 2012 Studio City Notes Guarantees are general obligations of the 2012 Studio City Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2012 Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2012 Studio City Notes Guarantors. The 2012 Studio City Notes Guarantees are effectively subordinated to the 2012 Studio City Notes Guarantors’ obligations under the 2016 Studio City Credit Facilities and the 2016 Studio City Secured Notes and any future secured indebtedness that is secured by property and assets of the 2012 Studio City Notes Guarantors to the extent of the value of such property and assets.

The indenture governing the 2012 Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries (including the Company) to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. The indenture governing the 2012 Studio City Notes also contains conditions and events of default customary for such financings.

Trade Credit Facility

In October 2013, one of the Company’s subsidiaries entered into a trade credit facility of HK$200,000,000 (equivalent to $25,707) (“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility is available until August 31, 2017 and guaranteed by Studio City Company. As of December 31, 2016, approximately $643 of the Trade Credit Facility had been utilized.

(e)	Litigation

As of December 31, 2016, the Group is a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcome of such proceedings would have no material impact on the Group’s financial statements as a whole.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2016 and 2015, the Group entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2016	2015
Transactions with affiliated companies

Melco and its subsidiaries	Management fee recognized as expense	$152,709	$114,971
	Management fee capitalized in construction in progress	3,183	13,955
	Purchase of goods and services	451	1,601
	Advertising and promotional expense	—	12,729
	Interest expense	100,386	16,359
	Provision of gaming related services income	151,597	21,427
	Rooms and food and beverage income	71,152	8,860
	Management fee and other service fee income	63,335	8,948
	Transfer-in of other long-term assets(1)	11,150	74,902
	Purchase of property and equipment(2)	1,286	4,272
	Sale of property and equipment and other long-term assets	8,313	29,122

Notes

(1)	During the years ended December 31, 2016 and 2015, the future economic benefits of the Studio City Gaming Assets recognized as other long-term assets with aggregate carrying amounts of $11,150 and $67,162, were transferred from an affiliated company to the Group at a total consideration of $11,150 and $74,902, respectively. In addition, a loss on transfer of other long-term assets of $7,740, representing the cash paid in excess of the other long-term assets carrying value, was recognized during the year ended December 31, 2015 as additional paid-in capital.
(2)	During the years ended December 31, 2016 and 2015, certain property and equipment with aggregate carrying amounts of nil and $35 were purchased from an affiliated company at a total consideration of $139 and $877, respectively, and the Group recognized a loss on purchase of property and equipment of $139 and $842, respectively, as additional paid-in capital

(a)	Compensation of Key Management Personnel

For the years ended December 31, 2016 and 2015, the remuneration of the Company’s director was borne by Melco and the remuneration of certain key management personnel of the Group was paid and recharged by Melco and its subsidiaries through management fee, and for the year ended December 31, 2015 with remuneration of some of the key management personnel of the Group was borne by Melco’s subsidiaries.

(b)	Amounts Due From Affiliated Companies

	December 31,
	2016	2015
Melco’s subsidiaries	$18,241	$51,229
A subsidiary of Melco International (other than Melco and its subsidiaries)	2	13

	$18,243	$51,242

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	RELATED PARTY TRANSACTIONS - continued

(b)	Amounts Due From Affiliated Companies - continued

The outstanding balances due from affiliated companies as of December 31, 2016 and 2015 as mentioned above, mainly arising from operating income or prepayment of operating expenses, are unsecured, non-interest bearing and repayable on demand.

(c)	Advance To An Affiliated Company

The outstanding balance for advance to Studio City Finance as of December 31, 2016 and 2015 of $2,209 and $2,009, respectively, are mainly related to funds advanced to Studio City Finance for its working capital purposes, and are unsecured and non-interest bearing. No part of the amount will be repayable within the next twelve months from the balance sheet date and accordingly, the amounts were shown as non-current assets in the consolidated balance sheets.

(d)	Loan To An Affiliated Company

As of December 31, 2015, the loan to one of the Melco’s subsidiaries of $2,000, was unsecured, interest-bearing at HIBOR quoted by Bank of China, Macau plus 1% per annum and payable monthly in 36 installments commencing from April 2016. The current portion of the loan represents the amount which is repayable to the Group within the next twelve months, while the non-current portion of the loan represents the amount that will not be repayable to the Group within the next twelve months.

During the year ended December 31, 2016, the loan was early repaid to the Group in full in the principal amount of $2,000 together with accrued interest.

(e)	Amounts Due To Affiliated Companies

	December 31,
	2016	2015
Melco and its subsidiaries (other than Studio City Finance)	$33,147	$33,713
Studio City Finance	5	5,849
A subsidiary of Crown	76	—
Other affiliated companies(1)	173	36

	$33,401	$39,598

Note

(1)	Companies in which relatives of Mr. Lawrence Yau Lung Ho, Melco’s Chief Executive Officer, have beneficial interests.

The outstanding balances due to affiliated companies (other than Studio City Finance) as of December 31, 2016 and 2015 as mentioned above, mainly arising from operating expenses, are unsecured, non-interest bearing and repayable on demand. The outstanding balances due to Studio City Finance as of December 31, 2016 and 2015 as mentioned above, represent interest payable on the outstanding Studio City Intercompany Note balance (as described below).

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	RELATED PARTY TRANSACTIONS - continued

(f)	Advance From An Affiliated Company

The outstanding balance for advance from Studio City Holdings Limited (“Studio City Holdings”), which holds 100% indirect interest in the Company, as of December 31, 2015 of $939,805 was unsecured and non-interest bearing. No part of the amount will be repayable within the next twelve months from the balance sheet date and accordingly, the amount was shown as non-current liabilities in the consolidated balance sheet as of December 31, 2015.

Pursuant to the balance transfer and share subscription deed dated September 30, 2016 between Studio City Holdings, Studio City Finance, the Company and one of its subsidiaries, the outstanding balance for advance from Studio City Holdings as of June 30, 2016 of $939,805 was assigned to Studio City Finance and was effectively converted into equity of the Company on September 30, 2016 through issuing 1 ordinary share of $1 par value per share to Studio City Finance for a consideration of $939,805.

(g)	Loan From An Affiliated Company

On October 27, 2015, Studio City Finance on-lent the principal amount of 2012 Studio City Notes of $825,000 (the “Studio City Intercompany Note”) and advanced at discounted price of 73.61% to the Company. The net proceed from the Studio City Intercompany Note after deducting the original advance discount of $217,731 was $607,269. The Studio City Intercompany Note is interest bearing at 8.5% per annum and interest is payable on the last day of each interest period. The first interest period was October 27, 2015 to December 1, 2015 and the remaining interest periods are every 6 months thereafter. The Studio City Intercompany Note is unsecured and matures on December 1, 2020 and is repayable on demand by Studio City Finance at the same time as the repayment in full or in part of amounts due under the 2012 Studio City Notes, whether at maturity, on early redemption or mandatory repurchase or upon acceleration according to the indenture of the 2012 Studio City Notes. The outstanding Studio City Intercompany Note balances, net of unamortized advance discount of $183,741 and $214,002, amounted to $641,259 and $610,998 as of December 31, 2016 and 2015, respectively.

15.	SEGMENT INFORMATION

The Group’s principal operating activities are engaged in the hospitality business and provision of gaming related services in Macau. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Studio City as one operating segment. Accordingly, the Group does not present separate segment information. As of December 31, 2016 and 2015, the Group operates in one geographical area, Macau, where it derives its revenue.

16.	SUBSEQUENT EVENT

In preparing the consolidated financial statements, the Group has evaluated events and transactions for potential recognition and disclosure through April 28, 2017, the date the consolidated financial statements were available to be issued.